FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2014

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	Summary of Minutes of the 564th Meeting of the Board of Directors Held on April 11, 2013

2.	Summary of Minutes of the 574th Meeting of the Board of Directors Held on August 8, 2013

3.	Summary of Principal Decisions of the 601st Meeting of the Board of Directors Held on July 17, 2014

4.	Material Announcement Dated July 17, 2014: Cemig signs agreement to participate in construction of wind farms

5.	Material Announcement Dated July 21, 2014: Increase in equity interest in Gasmig

6.	Summary of Minutes of the 602nd Meeting of the Board of Directors Held on August 4, 2014

7.	Summary of Principal Decisions of the 602nd Meeting of the Board of Directors Held on August 4, 2014

8.	Summary of Principal Decisions of the 603rd Meeting of the Board of Directors Held on August 4, 2014

9.	Second Quarter 2014 Results — Presentation

10.	2Q 2014 Results - Earnings Release

11.	Summary of Principal Decisions of the 604th Meeting of the Board of Directors Held on August 14, 2014

12.	Market Announcement Dated August 14, 2014: Judgment on Jaguara Plant concession adjourned further

Forward-Looking Statements

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

	By:	/s/ Luiz Fernando Rolla
		Name:	Luiz Fernando Rolla
		Title:	Chief Officer for Finance and Investor Relations
Date: August 22, 2014

1. Summary of Minutes of the 564th Meeting of the Board of Directors Held on April 11, 2013

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY  —  CNPJ 17.155.730/0001-64  —  NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 564TH MEETING

Date, time and place:	April 11, 2013 at 2 p.m. at the company’s head office.

Meeting Committee:	Chair:	Dorothea Fonseca Furquim Werneck;
	Secretary:	Anamaria Pugedo Frade Barros

Summary of proceedings:

I                               Conflict of interest: The Chair asked the Board Members present whether they had any conflict of interest in the matter on the agenda of this meeting, and all said there was no such conflict of interest.

II                          The Board approved:

a)                  The proposal, by the board member Lauro Sérgio Vasconcelos David, that the members of the Board of Directors should authorize their Chair to call an Extraordinary General Meeting of Stockholders to be held on May 23, 2013 at 11 a.m., for decision on the matter of a financial limit in the bylaws being exceeded; and that in the absence of a quorum she should be authorized to make second convocation, within the legal period.

b)                  The minutes of this meeting.

II                          Proposal to EGM: The Board submitted a proposal to the Extraordinary General Meeting of Stockholders that the Meeting should ratify the limit in Subclause ‘d’ of Paragraph 7 of Article 11 of the by-laws being exceeded in 2012, in that the consolidated ratio of funds allocated to capital expenditure and acquisition of any assets was 54% of the Company’s Ebitda (Earnings before interest, taxes, depreciation and amortization).

IV                      Comment: The following spoke on subjects and business of interest to the Company.

The Chair; and the Board members Eduardo Borges de Andrade and Djalma Bastos de Morais.

IV                      The following were present:

Board members: Dorothea Fonseca Furquim Werneck, Djalma Bastos de Morais, Arcângelo Eustáquio Torres Queiroz, Eduardo Borges de Andrade, Fuad Jorge Noman Filho, Guy Maria Villela Paschoal,	João Camilo Penna, Joaquim Francisco de Castro Neto, Paulo Roberto Reckziegel Guedes, Saulo Alves Pereira Junior, Wando Pereira Borges, Bruno Magalhães Menicucci, Leonardo Maurício Colombini Lima,

Newton Brandão Ferraz Ramos,

Adriano Magalhães Chaves,

Christiano Miguel Moysés,

José Augusto Gomes Campos,

Lauro Sérgio Vasconcelos David,

Luiz Augusto de Barros,

Marco Antonio Rodrigues da Cunha,

Paulo Sérgio Machado Ribeiro;

Secretary:	Anamaria Pugedo Frade Barros.

(Signed by:)  Anamaria Pugedo Frade Barros.

Registered at:

Commercial Board of the State of Minas Gerais

I certify registry on:  July 31, 2014

Under the number: 5346989

Filing Receipt number: 14/529.640-7

Marinely de Paula Bomfim

General Secretary

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2. Summary of Minutes of the 574th Meeting of the Board of Directors Held on August 8, 2013

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 — NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE

574TH MEETING

Date, time and place:	August 8, 2013 at 10 a.m. at the company’s head office.

Meeting Committee:	Chairs:	Dorothea Fonseca Furquim Werneck; Djalma Bastos de Morais;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I                         Conflict of interest:

The Chair asked the Board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated there was no such conflict of interest, except the Board Members:

Dorothea Fonseca Furquim Werneck, Marco Antonio Rodrigues da Cunha, and Paulo Sérgio Machado Ribeiro,

• who stated conflict of interest in relation to the assignment of employees to INDI;

Dorothea Fonseca Furquim Werneck, Adriano Magalhães Chaves and	Marco Antonio Rodrigues da Cunha, Paulo Sérgio Machado Ribeiro,

• who stated that they had conflict of interest in relation to:

•           signature of a Letter of Intent and amendment with the Minas Gerais State Economic Development Department (SEDE), the State’s Finance Department (SEF), its Development Bank (BDMG), the Minas Gerais State Integrated Development Institute (INDI) and Guanhães Energia S.A.;

•           signature of a mutual cooperation working agreement with Minas Gerais State, through SEMAD; and

Arcângelo Eustáquio Torres Queiroz, Franklin Moreira Gonçalves and	Adriano Magalhães Chaves, Lauro Sérgio Vasconcelos David

• who stated that they had conflict of interest in relation to the collective agreement for profit sharing.

These Board Members withdrew from the meeting room at the time of discussion and voting on this matter, returning to proceed with the meeting after the vote on the matter had been taken.

II                    The Board approved:

a)                 The proposal, by the board member Lauro Sérgio Vasconcelos David, that the members of the Board of Directors should authorize their Chair to call an Extraordinary General Meeting of Stockholders to be held on September 9, 2013 at 11 a.m., and that in the absence of a quorum she should be authorized to make second convocation, within the legal period, for decision on:

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

•           Orientation of vote of the representative of Cemig in the Extraordinary General Meeting of Stockholders of Cemig GT referred to in item V below.

b)                 The proposal, by the board member Lauro Sérgio Vasconcelos David, that the members of the Board of Directors should authorize their Chair to call an Extraordinary General Meeting of Stockholders to be held on a date to be decided by the Executive Board; and that in the absence of a quorum she should be authorized to make second convocation, within the legal period, for decision on:

•           Orientation of the vote of the representative of Cemig in the Extraordinary General Meeting of Stockholders of Cemig GT, in relation to the Jequitibá II Project.

c)                 Orientation of vote in favor of the agenda by the representatives of Cemig GT in the meeting of the Board of Directors of Taesa that decides on:

•           Ratification of the Binding Proposal made by Empresa Amazonense de Transmissão de Energia S.A. — EATE; and

•           authorization for acquisition, by EATE, of a stockholding interest.

d)                 The minutes of this meeting.

III               The Board authorized:

a)                Signature, conditional on actual transfer to the Company of the equity interest held by Cemig GT in Taesa, of:

•            the Term of Assignment of Rights and Obligations and Adhesion to the Stockholders’ Agreement of Taesa, signed by the Company with Cemig GT, with Fundo de Investimento em Participações Coliseu, Taesa and Santander Participações S.A. as consenting parties, to formalize the assignment by Cemig GT to the Company of all the rights and obligations specified in the said Stockholders’ Agreement, with the Company accepting and unconditionally adhering to all the terms and conditions in that instrument, as amended, including the arbitration clause, and undertaking to comply with and obey that agreement as if it were one of its original signatories, and Cemig GT being jointly liable for all the obligations therein established; and

•            the Term of Assignment of Rights and Obligations of the Commitment Undertaking, signed with Cemig GT, and having Fundo de Investimento em Participações Coliseu and Taesa as consenting parties, to formalize the assignment by Cemig GT to the Company of all the rights and obligations referred to in the said Commitment Undertaking, with the Company accepting and unconditionally adhering to all the terms and conditions in that instrument, as amended, undertaking to comply with it and obey it as if it were one of its original signatories, and Cemig GT being jointly liable for all the obligations therein established;

• the signature of these documents to be conditional upon actual transfer to Cemig, in Taesa’s Share Registry system, of the said shares owned by Taesa.

b)                 Renewal of the 2013—4 Specific Collective Profit Sharing Agreement, with the benefits which will be established by it, within the annual financial limit to be oriented by the Human Resources Committee, for Cemig, Cemig D and Cemig GT, jointly.

c)                  Filing of legal actions related and inherent to the process of negotiation of the Agreement referred to in sub-clause ‘b’ of this item and any such developments from it as are necessary for preservation of the Company’s interests.

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

d)                 Signature with INDI of a Working Agreement for Assignment of Employees, for assignment of employees of this Company to that Institute, to be in effect for twelve months, able to be extended, by amendment, such that the maximum total period may be up to sixty months.

e)                  Signature of the First Amendment to the Letter of Intent referred to in Item VII, which shall:

•           change its preamble, altering the name of Cemig D to Cemig, and the timetable of implementation of the Small Hydro Plants (PCHs) to the end of 2014;

•           include the Minas Gerais State Planning and Management Department (Seplag) as signatory to the Letter of Intent;

•           exclude Clause Twelve (which is in Section IV, Final Provisions), the subsequent clauses being re-numbered;

•           establish commitment by the State of Minas Gerais to allocate funds from two projects — Structuring Project 040 (Competitive Investment to Strengthen and Diversify the Economy of Minas Gerais); and Strategic Project 4629 (Promotion, Attraction and Retention of Investment) — for works of extension of the 138kV Distribution System from the existing Guanhães 2 Substation to the new 138kV Jacaré Substation; and

•           include: installation of a new connection span from the Guanhães 2 Substation; construction of the distribution line from the Guanhães 2 Substation to the 138kV Jacaré Substation, with length of approximately 25 km: and construction of the 138kV Jacaré Substation.

f)                   Signature, as guarantor, of the Corporate Guarantee Letter, with Ventos Potiguares Comercializadora de Energia S.A. and Cemig GT, up to the limit of an amount sufficient to settle two months of billing under the Contract to Purchase Incentive-bearing Electricity, in the period August 8, 2013 to December 31, 2014.

g)                  Signature with MDU Resources Luxembourg II-LLC, S.À.R.L. (‘MDU Lux’), of

•           a Term of Agreement for Banco Bradesco S.A. to lift the block on access in the Information System of the Brazilian Central Bank, to allow MDU Lux to make adjustments to the Electronic Declarations (RDEs) of Foreign Direct Investment (FDI) in relation to the operation to acquire shares in Empresa Norte de Transmissão de Energia S.A., Empresa Regional de Transmissão de Energia S.A. and Empresa Catarinense de Transmissão de Energia S.A., through temporary suspension of the registry of settlement of currency exchange contracts, which, after the due rectification of acts carried out subsequently by MDU Lux, will be re-inserted, in their original terms, as provided for in the Transaction Closing Documents; and

•           a Guarantee Document, with MDU Lux, through its parent company, Centennial Energy Holdings, Inc., under which the latter undertakes to be responsible for any demand, losses or fines/penalty payments that may arise from the implementation of the adjustments referred to above.

h)                 Holding by Cemig GT of an equity interest in Chipley SP Participações S.A. (Chipley), with 40% of the voting and total stock of that Company.

i)                     Holding by Cemig GT of an equity interest in Renova Energia S.A. (Renova), through subscription of eighty seven million one hundred eighty six thousand thirty five common shares issued by Renova;

j)                    Signature of the Term of Assignment, by Cemig GT to Chipley, of the share purchase agreement signed with Petrobras, the object of which is purchase of 49% of the voting stock

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

and 42.32% of the total capital of Brasil PCH S.A. (Brasil PCH), with Cemig, Renova and Renovapar S.A. (Renovapar) as consenting parties.

k)                 Signature of the Counter-guarantee Agreement between Cemig, Renova and Renovapar, with Cemig GT and Chipley as consenting parties, to govern the transfer to Cemig, or to any party indicated by Cemig, of all the shares issued by Chipley and all the shares in Chipley owned by Renova and Renovapar, in the event that Cemig is obliged to make the payment for the shares of Brasil PCH.

IV                The Board ratified the assignment of employees of Cemig to INDI since November 1, 2012.

V                     The Board submitted to the Extraordinary General Meeting of Stockholders (of Cemig) a proposal to orient the representative of Cemig in the Extraordinary General Meeting of Stockholders of Cemig GT to vote in favor of:

a)                 Ratification of the appointment of the accounting technical experts who prepared the Valuation Opinion on the Investment in Taesa, registered in the accounts of Cemig GT.

b)                 Approval of the said Valuation Opinion, recognized by the equity method, to be adjusted in accordance with the results of Taesa up to the actual date of transfer.

c)                  Reduction of the share capital of Cemig GT to nine hundred sixty three million three hundred seventy one thousand seven hundred eleven Reais and eighty centavos, and consequent alteration of the head paragraph of Article 5 of the by-laws of Cemig GT — the final value of the reduction of the share capital to be adjusted in accordance with the results of Taesa up to the actual date of transfer, thus affecting the value of the share capital that will appear in the head paragraph of Article 5 of the by-laws of Cemig GT.

VI                The Board gave the following orientations:

a)                 That the representatives of Cemig should abstain from voting in the meetings of the Board of Directors or General Meetings of Stockholders of Light S.A., Light Energia S.A. and Parati S.A. that deal with signature of the documents of the transaction.

b)                 Vote in favor, by the representatives of the Company in the meeting of the Board of Directors of Light S.A. that decides on orientation of vote of the representatives of that company in the General Meeting of Stockholders of Itaocara Energia Ltda., that decides on the rescission of Concession Contract Nº 012/2001.

VII           The Board ratified:

a)                 Signature of a Letter of Intent, between the State of Minas Gerais, SEDE, SEF, BDMG, INDI, Cemig and Guanhães Energia S.A., to ensure full implementation of the plans of Guanhães Energia for construction of the four Small Hydroelectric Plants Dores do Guanhães, Senhora do Porto, Jacaré and Fortuna II, all with completion planned for 2011.

b)                 Signature of the mutual cooperation working agreement with the State of Minas Gerais, through the State’s Environment and Sustainable Development Department (Semad), for assignment of an electricity to that Department, for the period August 1, 2013 to July 31, 2015, able to be extended for an equal period.

c)                  Appointment of Mr. João Bosco Papaléo Paes and Mr. Mário Assad, as sitting members, and Mr. Leonardo Maurício Colombini Lima, as substitute member, of the Board of Directors of Gasmig, to serve for the period beginning at the AGM/EGM of April 27, 2012.

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

d)                 Appointment of the chief officer José Carlos de Mattos to serve, concurrently and without remuneration, as a substitute member of the Board of Directors of Gasmig, to complete the period of office begun with the AGM/EGM of April 27, 2012.

e)                  Vote in favor by the representatives of Cemig in the Extraordinary General Meeting of Stockholders of Gasmig held on July 11, 2013, which elected the Chief Officer José Carlos de Mattos as substitute member of the Board of Directors of Gasmig.

f)                  Orientation of vote, in favor of the agenda, at the meeting of the Board of Directors of Light that oriented vote in favor, at the meeting of the Board of Directors of Renova, held on July 18, 2013, that decided on the acquisition of Chipley.

VIII      Waiver of right: The Board waived such right of acquisition of the equity interest owned by Orteng in Transleste as arises from non-exercise of the right of first refusal conferred upon Transminas Holding S.A. by the Stockholders’ agreement in effect for Transleste.

IX               Withdrawn from the agenda: The matter relating to contracting of group life insurance was withdrawn from the agenda.

X                    Comment: The following spoke on subjects and business of interest to the Company:

The Chair;
Board members:	Arcângelo Eustáquio Torres Queiroz,	Djalma Bastos de Morais; Eduardo Borges de Andrade
Chief Officers:	Fernando Henrique Schüffner Neto,	Luiz Fernando Rolla;

The following were present:

Board members:

Dorothea Fonseca Furquim Werneck,

Djalma Bastos de Morais,

Arcângelo Eustáquio Torres Queiroz,

Eduardo Borges de Andrade,

Guy Maria Villela Paschoal,

João Camilo Penna,

Joaquim Francisco de Castro Neto,

Paulo Roberto Reckziegel Guedes,

Tadeu Barreto Guimarães,

Wando Pereira Borges,

Bruno Magalhães Menicucci,

José Augusto Gomes Campos,

Luiz Augusto de Barros,

Adriano Magalhães Chaves,

Christiano Miguel Moysés,

Franklin Moreira Gonçalves,

Lauro Sérgio Vasconcelos David,

Marco Antonio Rodrigues da Cunha,

Paulo Sérgio Machado Ribeiro,

Tarcísio Augusto Carneiro;

Member of the Audit Board:	Bruno Gonçalves Siqueira;
Chief Officers:	Fernando Henrique Schüffner Neto,	Luiz Fernando Rolla;
Secretary:	Anamaria Pugedo Frade Barros.

Signed by:)  Anamaria Pugedo Frade Barros.

Registered at:

Commercial Board of the State of Minas Gerais

I certify registry on:  July 31, 2014

Under the number: 5346984

Filing Receipt number: 14/529.649-1

Marinely de Paula Bomfim

General Secretary

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

3. Summary of Principal Decisions of the 601st Meeting of the Board of Directors Held on July 17, 2014

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64  –  NIRE 31300040127

BOARD OF DIRECTORS

Meeting of July 17, 2014

SUMMARY OF PRINCIPAL DECISIONS

At its 601st Meeting, held on July 17, 2014, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.              Nomination of Managers for companies of the Cemig Group.

2.              Zeus Project.

3.              Signature of an amendment, with Terceiriza Serviços Ltda.

4.              Signature of partnership undertakings between Cemig, Cemig D, and Cemig GT and the Municipal Councils for the Rights of Children and Adolescents participating in the AI6 Program.

5.              Signature of an amendment related to the Glória Project.

6.              Gasmig: Increase in share capital, and orientation of vote at meetings.

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

4. Material Announcement Dated July 17, 2014:  Cemig signs agreement to participate in construction of wind farms

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY  –  CNPJ 17.155.730/0001-64  –  NIRE 31300040127

MATERIAL ANNOUNCEMENT

Cemig signs agreement to participate in construction of wind farms

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid – in accordance with CVM Instruction 358 of January 3, 2002, as amended – hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

As sole stockholder of Cemig Geração e Transmissão S.A. (“Cemig GT”), Cemig has signed agreements with Renova Energia S.A. (“Renova”) to acquire a 50% interest in the project to build 25 wind farms, with total installed generation capacity of 676.2 MW, in the municipality of Jacobina, in the Brazilian State of Bahia (‘the Project’).

The option to participate in this project was one of the components in the tender auction held by Renova Comercializadora on February 7, 2014, and won by Cemig GT.

Under the agreement Cemig will acquire 50% of the voting and total stock of a corporation to be created by Renova, which will hold all contracts related to the Project (‘the Acquisition’).

The value of the acquisition will be a maximum of R$ 113,450,409.32 (one hundred thirteen million four hundred fifty thousand four hundred and nine Reais and thirty two centavos). The amount refers to 50% of the amounts of the advances on contracts already signed by Renova, with monetary updating by the CDI rate (the Brazilian Interbank CD rate) from the date of disbursement by Renova up to the date of payment by Cemig.

From the date of the Acquisition, Cemig and Renova will share the future investment in the Project in the proportion of their equity ownership in the company.

Cemig will keep its stockholders and the market opportunely and appropriately informed on the progress of this operation.

Belo Horizonte, July 17, 2014

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

5. Material Announcement Dated July 21, 2014:  Increase in equity interest in Gasmig

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY  –  CNPJ 17.155.730/0001-64  –  NIRE 31300040127

MATERIAL ANNOUNCEMENT

Increase in equity interest in Gasmig

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid – in accordance with CVM Instruction 358 of January 3, 2002, as amended – hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

In the next few days, Cemig expects to sign a share purchase agreement with Petrobras (Petróleo Brasileiro S.A.) for acquisition of the 40% equity interest held by the Petrobras subsidiary Gaspetro in Gasmig (Companhia de Gás de Minas Gerais). This has been approved by the Board of Directors of Cemig.

The transaction, for a planned amount of R$ 600 million, is subject to certain conditions precedent, including approval by the Brazilian monopolies authority (Conselho Administrativo de Defesa Econômica – CADE), and consent from the State of Minas Gerais, the grantor of Gasmig’s gas distribution concession.

This acquisition by Cemig is part of Cemig’s strategy for the creation, in partnership with Gás Natural Fenosa (“GNF”), of Gas Natural do Brasil S.A.  (“GNB”), which will be its platform for consolidation of investments in natural gas projects.

Gasmig is holder of the exclusive concession for distribution of piped natural gas in the State of Minas Gerais. It currently distributes 4.1 million cubic meters per day of natural gas through a network of more than 850km of gas pipelines.

Cemig will keep its stockholders and the market opportunely and appropriately informed on the progress of this transaction.

Belo Horizonte, July 21, 2014

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

6. Summary of Minutes of the 602nd Meeting of the Board of Directors Held on August 4, 2014

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE

602ND MEETING

Date, time and place:	August 4, 2014 at 4.30 p.m. at the company’s head office.

Meeting Committee:	Chair: Djalma Bastos de Morais;
Secretary: Anamaria Pugedo Frade Barros.

Summary of proceedings:

I                                 Conflict of interest: The Chair asked the Board Members present whether they had any conflict of interest in the matter on the agenda of this meeting, and all said there was no such conflict of interest.

II                            The Board approved:

a)        The by-laws of Cemig Participações Minoritárias S.A. – CemigPar.

b)        The minutes of this meeting.

III                       The Board authorized:

a)        Constitution, by public deed, of a wholly-owned subsidiary, to be named Cemig Participações Minoritárias S.A. – CemigPar, the objects of which shall be exclusively the holding of minority interests in the share capital of other companies that have activities related to electricity, oil and gas services, in their various fields, and development and commercial operation of telecommunications and information systems, with initial capital of one thousand Reais, represented by one thousand nominal common shares without par value.

b)        Subscription of the one thousand common shares initially issued, for one Real each, to be fully paid up by bank deposit of that amount.

c)         Execution of all acts necessary for the constitution of CemigPar.

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

IV                        The Board approved appointment of Mr. Arlindo Porto Neto as CEO of CemigPar and Mr. Luiz Fernando Rolla and Mr. Luiz Henrique de Castro Carvalho as Chief Officers without portfolio, to serve a period of office of three years, as from the constitution of the Company, able to be re-elected by the General Meeting of Shareholders.

V                             The Chair reported that the Board member Lauro Sérgio Vasconcelos David had requested unpaid leave from his position as a substitute member of the Board of Directors of the Company, in the period from July 29 through October 31, 2014, as per a letter in the Company’s possession.

VI                        Comment: The Chair spoke on a subject of interest to the Company.

The following were present:

Board members:	Djalma Bastos de Morais,	Bruno Magalhães Menicucci,
	Fuad Jorge Noman Filho,	Franklin Moreira Gonçalves,
	Guy Maria Villela Paschoal,	Marina Rosenthal Rocha,
	João Camilo Penna,	Newton Brandão Ferraz Ramos,
	José Pais Rangel,	Paulo Sérgio Machado Ribeiro,
	Saulo Alves Pereira Junior,	Tarcísio Augusto Carneiro,
	Tadeu Barreto Guimarães,	Flávio Miarelli Piedade,
	Wando Pereira Borges,	José Augusto Gomes Campos,
Marco Antonio Rodrigues da Cunha;

Secretary:	Anamaria Pugedo Frade Barros.

(Signed:) Anamaria Pugedo Frade Barros

Registered at:

Commercial Board of the State of Minas Gerais

I certify registry on:  August 8, 2014

Under the number: 5351786

Filing Receipt number: 14/550.086-1

Marinely de Paula Bomfim

General Secretary

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

7. Summary of Principal Decisions of the 602nd Meeting of the Board of Directors Held on August 4, 2014

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64  —  NIRE 31300040127

BOARD OF DIRECTORS

Meeting of August 4, 2014

SUMMARY OF PRINCIPAL DECISIONS

At its 602nd meeting, held on August 4, 2014, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

•                  Creation of the wholly-owned subsidiary Cemig Participações Minoritárias S.A. — CemigPar.

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

8. Summary of Principal Decisions of the 603rd Meeting of the Board of Directors Held on August 4, 2014

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64  —  NIRE 31300040127

BOARD OF DIRECTORS

Meeting of August 4, 2014

SUMMARY OF PRINCIPAL DECISIONS

At its 603rd meeting, held on August 4, 2014, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1                 Further developments in the Neptune Project.

2                 Further developments in the Prothea Project.

3                 Orientation of vote at a meeting of Light S.A.

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

9. Second Quarter 2014 Results — Presentation

Second Quarter 2014 Results Presentation

Cemig

(BM&FBOVESPA: CMIG3, CMIG4; NYSE: CIG, CIG.C; Latibex: XCMIG)

announces its

TIMETABLE for Release of 2Q2014 Results:

1 — Publication

August 13, 2014 (Wednesday)

(after the closing of markets in São Paulo and New York)

The information will be available on our website:  http://ri.cemig.com.br

2 — Video Webcast and Conference call

August 18, 2014 (Monday), at 2:00 p.m. (Brasília time)

Transmission of the results with simultaneous translation into English by video webcast at:

http://ri.cemig.com.br

or

by conference call at:

+ 55 11 2188-0155 (1st option) or + 55 11 2188-0188 (2nd option)

Password: CEMIG

3 — Video Webcast Playback:

Site: http://ri.cemig.com.br

Available for 90 days

Click on the banner and download

4 — Conference Call Playback:

Phone: + 55 11 2188-0155

Password: CEMIG PORTUGUÊS (Portuguese)

Password: CEMIG INGLÊS (English)

Available: August 18 — September 1, 2014

For any questions please call +55 31 3506-5024. Thank you.

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5026

10. 2Q 2014 Results - Earnings Release

PUBLICATION OF RESULTS

SECOND QUARTER 2014

CEMIG REPORTS 2Q14 NET PROFIT OF R$ 741 MILLION

Highlights:

• 2Q14 cash flow, measured as Ebitda (IFRS):	R$ 1.6 billion

• 2Q14 net revenue:	R$ 4.7 billion

• 2Q14 CCEE (wholesale market) sales revenue :	R$ 940 million

Indicators (R$ ‘000)	2Q14	2Q13	Change %
Electricity sold, GWh (excluding CCEE)	12,242	11,125	10.04
Sales on CCEE	940,377	261,641	259.41
Gross revenue	6,102,157	4,638,708	31.55
Net revenue	4,737,758	3,438,990	37.77
Ebitda (IFRS)	1,576,907	1,252,406	25.91
Ebitda adjusted for regulatory items **	1,859,479	1,383,088	34.44
Np in the quarter	740,874	617,238	20.03
Net profit adjusted for non-recurring items*	740,874	510,560	45.11
Net profit adjusted for regulatory items**	943,497	723,161	30.47

*Adjusted for non-recurring items - see Page 10

**Adjusted for regulatory assets and liabilities - see Page 23

Conference call

Publication of 2Q14 results

Video webcast and conference call

August 18, 2014 (Monday), at 2pm (Brasília time)

This transmission on Cemig’s results will have simultaneous translation into English and can be seen in Video Webcast, at http://ri.cemig.com.br -

or heard by conference call on:

+ 55 (11) 2188-0155 (option 1) or

+ 55 (11) 2188-0188 (option 2)

Password: CEMIG

Playback of Video Webcast:	Playback of conference call:

Site: http://ri.cemig.com.br	Tel.: (11) 2188-0155
Password:
Click on the banner and download.	CEMIG Português
Available for 90 days
Available from August 18 to Sep. 1, 2014

Cemig Investor Relations

http://ri.cemig.com.br/

ri@cemig.com.br

Tel.:                        (+55 — 31) 3506 - 5024

Fax:        (+55 — 31) 3506 - 5025

Cemig’s Executive Investor Relations Team

•                  Chief Finance and Investor Relations Officer

Luiz Fernando Rolla

•                  General Manager, Investor Relations

Antonio Carlos Vélez Braga

•                  Manager, Investor Market

Stefano Dutra Vivenza

Disclaimer

Certain statements and estimates in this material may represent expectations about future events or results, which are subject to risks and uncertainties that may be known or unknown. There is no guarantee that the events or results will take place as referred to in these expectations.

These expectations are based on the present assumptions and analyses from the point of view of our management, in accordance with their experience and other factors such as the macroeconomic environment, market conditions in the electricity sector, and expected future results, many of which are not under Cemig’s control.

Important factors that could lead to significant differences between actual results and the projections about future events or results include Cemig’s business strategy, Brazilian and international economic conditions, technology, Cemig’s financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and energy markets, uncertainty on our results from future operations, plans and objectives, and other factors. Due to these and other factors, Cemig’s results may differ significantly from those indicated in or implied by such statements.

The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of Cemig’s professionals nor any of their related parties or representatives shall have any liability for any losses that may result from use of the content of this material.

To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could originate different results from those estimated by Cemig, please consult the section on Risk Factors included in the Reference Form filed with the Brazilian Securities Commission — CVM — and in the 20-F form filed with the U.S. Securities and Exchange Commission — SEC.

From the CEO and CFO

Cemig’s Chief Executive Officer, Mr. Djalma Bastos de Morais, says:

“The results for second quarter 2014 are in line with the guidelines laid down in our Long-term Strategic Plan. Our strategy of sustainable growth has been successfully translated into numerous transactions that focus on providing stockholders with maximized returns on their investments, while at all times satisfying all the parties involved. One such important transaction is the increase in our equity interest in Gasmig — which is part of our strategy of creating, in partnership with Gás Natural Fenosa, the new company Gás Natural do Brasil S.A., which will be a new platform for consolidation of assets and investments in natural gas projects. Another is our purchase of a 50% interest in the Jacobina Wind Power Project — a joint enterprise with Renova for construction of 25 wind farms in Bahia, through which we are structuring the group for the challenges of the electricity sector. As well as growing through mergers and acquisitions, we continue to invest strongly in our concession area.”

Cemig Chief Financial and Investor Relations Officer Luiz Fernando Rolla comments:

“In this second quarter of 2014 Cemig has continued to produce robust cash flow, as a result of our diversified portfolio of businesses, and our high level of operational efficiency. Ebitda — a measure of operational cash flow — was R$ 1.6 billion, or 25.9% more than in second quarter 2013. Net profit in this quarter is R$ 741 million, and we have a cash position of R$ 3.2 billion. Our solid balance sheet ensures execution of our Long-term Strategic Plan, and the success of the path that we take under its guidance — this success is reflected in the prices of our shares, which have outperformed the Bovespa index and the index of the Brazilian electricity sector.”

On the following pages, we present the highlights of this quarter.

The economic context

The US economy has a strong influence on the economy of Brazil — and US indicators can lead to significant changes in the policies adopted by Brazil’s government. Analysts’ views of the US economy early this year were pessimistic, since US economic growth had been around 2% p.a. for a significant period of time — and a severe winter caused a contraction of 2.9% in US GDP in the first quarter — its worst performance in five years. On the other hand analysts now believe there is a possibility of US economic growth above 3% this year, and improvement in the US job market.

With inflation and employment figures continuing to be unsatisfactory, we now expect the US Federal Reserve to keep the basic interest rate low for longer than many analysts previously expected. This limits the Fed’s room for maneuver, but encourages hiring and tends to stabilize prices.

An optimistic analysis by two economists of the San Francisco Federal Reserve expects US inflation to continue below the target of 2% until the end of 2015. Using a model known as the Phillips curve, they forecast persistently low inflation, and unemployment falling to 5.5% at the end of 2015. Charles Evans, Chairman of the Chicago Federal Reserve, also said he considered these figures to be reasonable forecast targets.

The US equities market closed higher in the quarter, and in the half-year. This was the first time the US bond market has posted two consecutive quarters of falling interest rates since 2012. Investors bought US debt securities due to the overall instability of the global economy, geopolitical tensions, and interest rates at historic lows around the world. Also, the bonds of the US are offering a higher return than the interest rates offered by bonds of comparable governments, such as Germany and Japan.

In the international market, the dollar has risen against most of the emerging currencies, after reported data showed the US real estate sector strengthening. The US currency appreciated 0.70% against the Real in June, closing the month at R$ 2.2099/US$. Even so it was down 1.38% at the close of July, and down 6.19% year to date.

In Europe: Although the GDP of the Eurozone has grown for four successive quarters, its investment and activity have not yet returned to pre-crisis levels. According to the IMF, recovery of the Eurozone is in progress, but is not strong.

The economic scenario in Europe is similar to that of the previous quarter, with a danger of deflation. June was the ninth consecutive month in which inflation was in what ECB President Mario Draghi called the ‘danger zone’, below 1% — at 0.5%, according to Eurostat, the statistics agency of the European Union. In spite of the ECB insisting that there is no risk of deflation, three countries reported falling prices in May.

The IMF recommends the ECB should consider adoption of a large-scale program of purchase of securities if inflation remains low. This would aim to produce a significant impact on demand, and thus inflation. Also, it would be necessary to focus on structural reforms and banking reforms in the Union.

However, in spite of this overall scenario, the unemployment rate in the Eurozone is at its lowest since 2012 — down from 11.6% in May to 11.5% in June, according to Eurostat. Eurostat estimates that 18,412 million people were unemployed in the Eurozone in June — a reduction of 152,000. The member-states with the lowest unemployment rates are Austria, Germany, and Malta, and at the other end of the scale, those with the highest are Greece and Spain.

In the domestic Brazilian context: Indicators of economic activity in the first half of 2014 point to a scenario of low growth. In the second quarter the fiscal situation continued to be under pressure, mainly reflecting the dynamics of prices in the services sector. Average inflation as measured by the Expanded National Consumer Price Index (IPCA) was 0.40% in June, or 0.14 percentage points higher than in June 2013. Over the quarter the basic interest rate — Selic — has remained at 11% p.a., with no stated bias. In this context, the forecast for inflation in full-year 2014 is now higher than in the previous month, and is still above the 4.5% target set by the National Monetary Council (CMN).

Higher inflation reduces the purchasing power of wages, and has negative effects on confidence, and private consumption. The Consumer Confidence Index (ICC) rose by 1.0% from May to June 2014, but is trending downward. At the same time, the business confidence index fell by 3.9% in June, to its lowest level since May 2009.

According to the monthly industrial production volume survey (PIM-PF) made by the IBGE (Brazilian Geography and Statistics Institute), industrial activity declined further from April to May (seasonally adjusted), corroborating the weak performance of industrial production — which is already down 4.5% from last October. The IBGE also reports retail sales down 0.4%, reflecting a flat trend in creation of new jobs, and reduction in growth of average real wages — tending to postpone private individuals’ decisions on new debt, affecting the demand for credit and negatively affecting retailers.

Brazil’s external accounts behaved well in the first half of 2014. The Brazilian currency appreciated against the dollar by 8% from January to June, with an increase in the stock of international reserves. This was due to higher inflow of foreign capital, in both direct and portfolio investment, while there was a high outflow of funds for Brazilian investment outside Brazil.

In Minas Gerais, the growth of the state’s contribution to GDP mainly reflected growth in the volume output of mining (2.9%), and in the total volume of transport and storage (3.4%). The services sector also contributed, in contrast to the construction industry, which was weak by comparison.

IBGE reports the unemployment rate in the Metropolitan Region of Belo Horizonte — the number of people unemployed as a percentage of those who are economically active — as 3.9%, or 0.2% lower than in June 2013.

In the first half of 2014 total exports from Minas Gerais were up 6.0% compared to the first of 2013. Sectors contributing to this growth were mining, dairy farming and coffee. Further improvement in the state’s economy is expected by the end of the year.

Performance of Cemig’s shares

Name	Ticker	Currency	Close of Dec. 31, 2013	Close of June 30, 2014	Change %
Cemig PN	CMIG4	R$	12.46	16.14	29.53
Cemig ON	CMIG3	R$	12.40	15.82	27.58
ADR PN	CIG	U$	5.37	7.61	41.71
ADR ON	CIG.C	U$	5.48	7.38	34.67
Ibovespa	Ibovespa	—	51,107	53,168	4.03
IEEX	IEEX	—	26,250	28,133	7.17

Source: Economática.

Average daily trading in Cemig’s preferred shares (CMIG4) on the São Paulo exchange was R$ 70.4 million in 2Q14.  This level maintains Cemig as one of the most liquid stocks in Brazil’s electricity sector, and one of the most trading in Brazil’s capital markets.

On the NYSE, the ADRs for Cemig’s preferred shares (CIG) traded a total of US$ 2.3 billion in 2Q14 - reflecting recognition by the investor market that Cemig continues to be a global investment option.

The Bovespa, index (Ibovespa), the index of the São Paulo stock exchange, rose by 3% in 2Q14, to 53,168 points.  This was an optimistic result, in spite of the outlook for low growth of the Brazilian economy.

During this same period, Cemig’s shares significantly outperformed the Brazilian stock index: Cemig’s common shares (Cemig ON) were up 28% in the quarter, and Cemig’s preferred shares (Cemig PN) were up 30% in the quarter.

Capital markets

In 2014 to August 5. Source: Economática.

Cemig’s long-term ratings

Cemig’s Brazilian scale long-term credit ratings are unchanged:

Rating	Cemig		Cemig D		Cemig GT
agency	Rating	Outlook	Rating	Outlook	Rating	Outlook
Fitch	AA(bra)	Negative	AA(bra)	Negative	AA(bra)	Negative
S&P	BrAA+	Stable	BrAA+	Stable	BrAA+	Stable
Moody´s	Aa2.br	Negative	Aa1.br	Negative	Aa1.br	Negative

Adoption of IFRS

The financial results presented below are prepared in accordance with the new Brazilian accounting rules, which embody a process of harmonization between Brazilian accounting rules and IFRS (International Financial Reporting Standards).

PROFIT AND LOSS ACCOUNT

Consolidated	2Q14	2Q13	Change %
REVENUE	4,737,758	3,438,990	37.77

OPERATIONAL COSTS
Electricity purchased for resale	(1,869,266)	(1,301,923)	43.58
Charges for the use of the national grid	(164,684)	(127,867)	28.79
Personnel and managers	(305,104)	(262,802)	16.10
Employees’ and managers’ profit shares	(78,602)	(15,582)	404.44
Post-retirement liabilities	(52,979)	(41,957)	26.27
Materials	(104,695)	(23,740)	341.01
Outsourced services	(219,280)	(249,302)	(12.04)
Depreciation and amortization	(202,491)	(184,140)	9.97
Operational provisions	(42,040)	(71,060)	(40.84)
Royalties for use of water resources	(28,489)	(28,812)	(1.12)
Infrastructure construction cost	(212,171)	(261,057)	(18.73)
Others	(104,768)	(90,245)	16.09
TOTAL COST	(3,384,569)	(2,658,487)	34.30

Gain (loss) in subsidiaries by equity method	21,227	84,424	(74.86)
Unrealized profit	—	(80,959)	—
Gain on disposal of shares in TBE	—	284,298	—

EBITDA	1,576,907	1,252,406	25.91

Profit before Financial revenue (expenses) and taxes	1,374,416	1,068,266	28.66

Financial revenues	39,423	144,450	(72.71)
Financial expenses	(317,004)	(296,036)	7.08
Pretax profit	1,096,835	916,680	19.65

Current and deferred income tax and Social Contribution tax	(355,961)	(299,442)	(18.87)
NET PROFIT FOR THE PERIOD	740,874	617,238	20.03

Non-recurring
Unrealized profit	—	80,959	—
Gain on disposal of shares in TBE	—	(187,637)	—
NET PROFIT FOR THE PERIOD	740,874	510,560	45.11

Cemig’s consolidated electricity market

The Cemig Group(1) sells electricity through its wholly-owned subsidiaries Cemig Distribuição (Cemig Distribution, referred to as “Cemig D”), Cemig Geração e Transmissão (Cemig Generation and Transmission, or “Cemig GT”), and Horizontes Energia, Termelétrica Ipatinga, Sá Carvalho, Termelétrica de Barreiro, Cemig PCH, Rosal Energia and Cemig Capim Branco Energia.

Our total for sales in Cemig’s consolidated electricity market comprises sales to:

(I)                       Captive consumers in Cemig’s concession area in the State of Minas Gerais;

(II)                  Free Consumers both in the State of Minas Gerais and other States of Brazil, in the Free Market (Ambiente de Contratação Livre, or ACL);

(III)             other agents of the electricity sector — traders, generators and independent power producers, also in the ACL;

(IV)             Distributors, in the Regulated Market (Ambiente de Contratação Regulada, or ACR); and

(V)                 the wholesale trading chamber (Câmara de Comercialização de Energia Elétrica, or CCEE) ( — eliminating transactions between companies of the Cemig Group).

The total volume of electricity sold by the Cemig group in the first six months of 2014 was 34,673 GWh, or 11.2% more than in the first half of 2013.

Sales of electricity to final consumers totaled 24,205 GWh, or 10.4% more than in first half 2013.

The number of clients billed by the Cemig Group in June 2014 was 7,901,218 — an increase of 3.5% over the number at the end of June 2013.

This chart shows the breakdown of final consumers of the Cemig Group by consumer category:

Total consumption of electricity (MWh) - changes

The volume of electricity sold to final consumers of Cemig in 2Q14 was 3.93% higher than in 2Q13:

	MWh		Change	Average price 2Q14	Average price 2Q13
Consolidated	2Q14	2Q13%		R$	R$
Residential	2,459,539	2,383,392	3.19	524.95	474.90
Industrial	6,525,802	5,683,850	14.81	184.72	172.29
Commercial, Services and Others	1,576,085	1,503,197	4.85	440.86	388.75
Rural	844,996	702,258	20.33	269.09	242.87
Public authorities	224,262	217,861	2.94	432.17	378.68
Public illumination	313,329	320,156	(2.13)	279.38	242.15
Public service	288,676	305,469	(5.50)	302.31	260.05
Subtotal	12,232,689	11,116,183	10.04	301.69	279.37
Own consumption	9,286	8,750	6.13	—	—
Wholesale supply to other concession holders (*)	3,224,840	3,775,989	(14.07)	135.81	119.65
Total	15,486,815	14,900,922	3.93	270.20	237.12

(*) Includes Regulated Market Electricity Sales Contracts (CCERAs) and ‘bilateral contracts’ with other agents.

These comments describe the main changes between the two years in each consumer category:

Residential:

Residential consumption, at 12,233 GWh, was 16.22% of the total electricity sold by Cemig in 2Q14, and was 3.19% higher in absolute terms than in 2Q13.

The level of consumption in this category is associated with the addition of 46,268 new consumers in the figure for 2Q14.

Industrial:

	MWh		Change	Average price 2Q14	Average price 2Q13
	2Q14	2Q13%		R$	R$
Cemig GT (generation and transmission)	5,260,970	4,437,693	18.55	153.38	140.23
Cemig D (Distribution)	1,022,283	1,018,347	0.39	454.17	330.16
Other subsidiaries	242,549	227,810	6.47	59.98	91.24
Total	6,525,802	5,683,850	14.81	184.72	172.29

Electricity used by captive clients and the electricity transported to free clients in the industrial category, at 6,526 GWh in 2Q14, was 42.14% of the total of electricity distributed in the period, and was 14.81% higher by volume than in 2Q13.

The behavior of this consumer category is associated with the level of industrial activity in Minas Gerais: the total in this consumption category has been increasing as the number of Free Consumers has risen.

Commercial:

	MWh		Change	Average price 2Q14	Average price 2Q13
	2Q14	2Q13%		R$	R$
Cemig GT (generation and transmission)	81,921	74,957	9.29	228.16	213.50
Cemig D (Distribution)	1,483,945	1,418,035	4.65	454.17	399.39
Other subsidiaries	10,219	10,205	0.14	213.82	196.96
Total	1,576,085	1,503,197	4.85	440.86	388.75

The commercial consumer category accounted for 10.18% of Cemig’s electricity sales in 2Q14, totaling 1,576 GWh in the quarter — this was 4.85% higher than in 2Q13.

Rural:

Consumption by the rural consumer category, at 844,996 MWh, was 5.46% of the total electricity sold by Cemig, and 17.52% higher by volume than in 2Q13.

The higher consumption by this category mainly reflects significant demand for electricity for irrigation, due to atypical climate — lower rainfall levels in the rainy season in this quarter.

Other consumer categories:

Total consumption by the other consumer categories — Public Authorities, Public Illumination, Public Services, and Cemig’s own consumption — totaling 5.40% of the total electricity transacted, was 1.96% lower than in 2Q13.

The electricity market of Cemig D

The concession area of Cemig D (Cemig Distribution — Cemig Distribuição S.A.), approximately 97% of the Brazilian state of Minas Gerais, totals an area of 567,478 km². Cemig D has four electricity concessions in the state, under four separate concession contracts (West, East, South, and North).

Electricity billed to captive clients and electricity transported for Free Clients and distributors with access to Cemig D’s networks totaled 11,132 GWh in 2Q14.

In June 2014 Cemig billed 7,901,103 consumers, 3.53% more than in June 2013. Of this total, 7,900,686 are captive consumers, and 417 are Free Clients that use Cemig D’s distribution network.

The 6.7% year-on-year increase in the captive market in the first half of 2014 reflects two factors that are temporary: (i) high temperatures with low rainfall; and (ii) the billing cycle of low-voltage consumers, which had 1.3 more days’ billing than the first half of 2013.

The electricity market of Cemig GT

The figure for total sales to the market of Cemig GT comprises sales made:

(I)                 in the Free Market (Ambiente de Contratação Livre or ACL) to Free Clients, either located in Minas Gerais or in other States; and to other generation companies and traders;

(II)            in the Regulated Market (ACR), to distributors; and

(III)       in the wholesale market — through the Electricity Trading Chamber (CCEE).

The total volume of electricity transacted by Cemig GT in 2Q14 was 10,008 GWh, or 12.9% more than in 2Q13.

The number of clients billed by Cemig GT in June 2014 was 513, or 26.0% more than in June 2013. Of this total, 465 are industrial and commercial clients, located in the Minas Gerais and in other states.

The volume of electricity sold to Free Clients totaled 5,342,891 GWh in 2Q14, or 18.4% more than 2Q13 — mainly reflecting addition of new clients by Cemig GT.

Sale of electricity to other agents in the sector, in the Free Market, totaled 1,990,879 MWh, which was 189.19% more than in 2Q14. The increase reflects Cemig taking advantage of commercial opportunities, which resulted in new contracts in the short-term market.

The year-on-year reduction of 60.6% in sales in the Regulated Market was the result of termination of contracts related to the 2005 Regulated Market Auction — which were for the period 2006 through 2013.

Sales in the CCEE were 191.68% higher, due to settlement of a higher volume of available supply from Cemig GT than in 2Q13.

Physical totals of transport and distribution — MWh

	MWh		Change
R$ ‘000	2Q14	2Q13%
Total energy carried	12,453,867	12,610,807	(1.24)
Electricity transported for distributors	85,287	73,886	15.43
Electricity transported for free clients	4,322,194	4,809,596	(10.13)
Own load	8,046,386	7,727,325	4.13
Consumption by captive market	6,646,316	6,374,267	4.27
Losses in distribution network	1,400,070	1,353,058	3.47

Consolidated operational revenue

Revenue from supply of electricity:

Total revenue from supply of electricity in 2Q14 was R$ 4.184 billion, 18.43% higher than in 2Q13 (R$ 3.533bn).

Final consumers

Total revenue from electricity sold to final consumers, excluding Cemig’s own consumption, in 2Q14 was R$ 3.744 billion — this was 21.50% more than the figure for 2Q13, of R$ 3.081 billion.

The main factors in revenue in 2Q14 were:

•                  The quantity of electricity supplied to final consumers was 10.04% higher year-on-year.

•                  Annual tariff adjustment, with average effect on consumer tariffs of 2.99%, effective from April 8, 2013 (full effect in 2014).

•                  Annual tariff adjustment, with average effect on consumer

•                  tariffs of 14.76%, effective from April 8, 2014.

	R$		Change	Average price 2Q14	Average price 2Q13	Change
	2Q14	2Q13%		R$	R$	%
Residential	1,291,127	1,131,871	14.07	524.95	474.90	10.54
Industrial	1,205,424	979,298	23.09	184.72	172.29	7.21
Commercial, Services and Others	694,834	584,369	18.90	440.86	388.75	13.40
Rural	227,378	170,554	33.32	269.09	242.87	10.80
Public authorities	96,920	82,500	17.48	432.17	378.68	14.13
Public illumination	87,538	77,525	12.92	279.38	242.15	15.38
Public service	87,271	79,436	9.86	302.31	260.05	16.25
Subtotal	3,690,492	3,105,553	18.84	301.69	279.37	7.99
Supply not yet invoiced, net	53,399	(24,106)	—	—	—	—
Wholesale supply to other concession holders (*)	440,692	451,791	(2.46)	135.81	119.65	13.51
Total	4,184,583	3,533,238	18.43	270.20	237.12	13.95

(*) Includes Regulated Market Electricity Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.

Revenue from transactions in the Wholesale Electricity Trading Chamber (CCEE)

Revenue from electricity sales on the CCEE in 2Q14 was R$ 940,377, compared to R$ 261,641 in 2Q13 — an increase of 259.41%. The change reflects a higher availability of electricity for settlement in the CCEE in the period, associated within an average spot price (Preço de Liquidação de Diferenças, or PLD) 172.25% higher, at R$ 682.20/MWh, in 2Q14, than in 1Q13 (R$ 250.58/MWh).

Transmission indemnity revenue

In June 2014 the Company reversed a provision of R$ 63,315 made in 2012 for the investments in transmission made over the period of May through December 2012 which were included in the Valuation Opinion received by Aneel on July 31, 2014. This provision was made at the time due to uncertainties related to the process of indemnity to be made for the assets relating to that period, in light of the option chosen by the Company under Law 12783/13.

Other operational revenues

The Company’s Other operational revenues line was 42.14% higher in 2Q14 than 2Q13 (R$ 351 million, vs. R$ 247 million), mainly due to two factors:

•                  Revenue from funding to subsidize low-income consumers and to offset the subsidies in the Tariff for Use of the Distribution System (TUSD) were R$ 20 million higher; and

•                  A higher amount was permitted by the CCEE in 2Q14 than in 2Q13 for omissions from electricity invoices of thermal-sourced electricity purchases, due to a lower level of generation than specified by the National System Operator (Operador Nacional do Sistema Elétrico, ONS).

Sector and similar charges on revenue

The sector charges that are effectively deductions from revenue totaled R$ 1.364 billion in 2Q14, 13.73% more than in 2Q13 (R$ 1.200bn).  The figure in this quarter was mainly charges calculated as a percentage of total billing — so that their year-on-year variations were largely in line with the variations in revenue.

Operational costs and expenses

Operational costs and expenses, excluding Financial revenue (expenses), totaled R$ 3.385 billion in 2Q14, 27.31% more than in 2Q13 (R$ 2.658 billion).

The following paragraphs comment on the main variations:

Electricity bought for resale

The expense on electricity bought for resale in 2Q14 was R$ 1.869 billion, which compares to R$ 973 billion in 2013, an increase of 43.55%. The main factors in the increase:

•                  Involuntary exposure of the Company to the spot market in 2014, together with the higher price of electricity in the wholesale market, due to the low level of reservoirs of the hydroelectric plants. As a result the Company had an expense of R$ 522 million in 2Q14, compared to R$ 51 million in 2Q13.

•                  Higher volume of purchase of electricity in the Free Market in 2Q14 - the total was R$ 144 million higher - due to higher trading and sale activity by Cemig GT, associated with the higher cost of acquisition due to the higher cost of electricity in the Brazilian market.

•                  Expense of acquisition of electricity from Itaipu Binacional 19.75% lower, at R$ 198 million in 2Q14, compared to R$ 247 million in 2Q13, due among other factors to the volume of electricity purchased being 29.64% lower, at 1,556,946 MWh in 2Q14, vs. 2,212,830 MWh in 2Q13. This expense is expressed in US dollars, and the affect of the reduction was partially mitigated by the higher value of the dollar against the Real in 2Q14 than in 2Q13: The average dollar exchange rate on invoices in 2Q14 was R$ 2.214/US$, a variation of 6.34% from R$ 2.082/US$ in 2Q13.

Charges for use of the transmission network

Charges for use of the transmission network totaled R$ 165 million in 2Q14, a reduction of 28.79%, vis-à-vis R$ 128 million in 2Q13.

Personnel (excluding voluntary retirement programs and costs of personnel transferred to works in progress)

	2Q14	2Q13	Δ%
Remuneration and salary-related charges and expenses	269,986	265,375	1.74
Supplementary pension contributions — Defined-contribution plan	19,508	19,097	2.15
Assistance benefits	32,522	30,755	5.75
	322,016	315,227	2.15

The total expense on personnel (excluding voluntary retirement programs and costs of personnel transferred to works in progress) was 2.15% higher than in 2Q13, reflecting the 6.85% employee wage increase agreed in the 2013-14 Collective Work Agreement in November 2013.

The total number of employees was 2.88% higher, at 7,962, on June 30, 2014 than at the end of June 2013 (7,739).

Number of employees

Financial revenue (expenses)

Cemig reports net financial expenses of R$ 278 million in 2Q14, compared to net financial expenses of R$ 152 million in 2Q13.

On March 25, 2014, the Director-General of Aneel issued Director-General’s Dispatch 729, which partially granted the Company’s requests for reconsideration in the Administrative Appeal filed by Cemig D against Dispatch 689/2013 — approving a new value for the Remuneration Base of Assets (Base Regulatória de Remuneração, or BRR) of the Company, with an increase of R$ 337 million in the net amount, to R$ 5.849 billion.

The Company has analyzed the result of the judgment and the additional possibilities for challenging it. As a result of this analysis it has decided to adjust its amount for the Remuneration Base of Assets in 2Q14 to the figure approved by Aneel, to reflect acceptance of the judgment. The effect of this was reversal of an updating of Financial assets of the concession, in the amount of R$ 110 million. This was recognized with a counterpart in Financial revenue (expenses).

Income tax and the Social Contribution tax

In 2Q14 Cemig reported income tax and Social Contribution tax totaling R$ 356 million, on reported pre-tax profit of R$ 1.097 billion, representing a percentage rate of 32.45%.

In 2Q13, the expense on income tax and the Social Contribution tax was R$ 299 million, on pre-tax profit of R$ 917 million, representing a rate of 32.67%.

Regulatory assets and liabilities

Following the alignment of Brazilian accounting practices with IFRS, as from 2010 regulatory assets and liabilities are no longer recorded in the Company’s financial statements. They are recognized in the profit and loss account of a year only after their actual inclusion in the Company’s tariff.

This table shows the effects that regulatory assets and liabilities would have had if they had been recognized in the Company’s financial statements:

STATEMENT OF FINANCIAL POSITION R$ ‘000	Amounts already included in tariff increases	Amounts to be included in next tariff adjustments	Jun. 30, 2014	Dec. 30, 2013
Assets	1,156,229	969,139	2,125,368	1,307,970
Liabilities	(850,518)	(511,386)	(1,361,904)	(963,869)
Regulatory gain by the equity method gain			116,309	76,899
	305,711	457,753	879,773	421,000

R$ ‘000	Jun. 30, 2014	Dec. 30, 2013
Assets
Prepaid expenses — CVA (1)	2,030,109	1,257,729
Reduction of Tariff for Use of Transmission and Distribution Systems	—	26,096
Discounts for irrigation clients	—	4,913
Other regulatory assets	95,259	19,232
	2,125,368	1,307,970
Equity method gains (losses) arising from regulatory assets and liabilities	116,309	76,899
Deferred income tax and Social Contribution tax	(296,530)	(128,556)
	1,945,147	1,256,313
Liabilities
Regulatory liabilities — CVA (1)	(1,358,144)	(950,346)
Other regulatory liabilities	(3,760)	(13,523)
	(1,361,904)	(963,869)
	583,243	292,444

(1) ‘Portion A Costs Variation Compensation Account’ (CVA).

The net effects of the Company’s regulatory assets and liabilities in 2Q14, if they had been recognized, would have been as follows:

R$ ‘000	2Q14	2Q13
Profit (loss) for the period	576,553	617,238
Operational profit arising from regulatory assets and liabilities	485,301	105,110
Net financial revenue (expenses) arising from regulatory assets and liabilities	610	16,633
Equity method gains (losses) arising from regulatory assets and liabilities	46,242	25,572
Income tax and Social Contribution on regulatory assets and liabilities	(165,209)	(41,392)
Net profit for the period taking into account regulatory assets and liabilities	943,497	723,161

REGULATORY EBITDA — R$ million	2Q14	2Q13	Change %
Net profit for the period taking Regulatory assets and liabilities into account	943,497	723,161	30.47
+ Expense on income tax and Social Contribution tax	436,520	340,834	28.07
+ Financial revenue (expenses)	276,971	134,953	105.23
+ Amortization	202,491	184,140	9.97
= EBITDA	1,859,479	1,383,088	34.44

EBITDA

Cemig’s consolidated Ebitda in 2Q14 was 25.91% higher than in 2Q13:

Ebitda — R$ ‘000	2Q14	2Q13	Change %
Profit (loss) for the period	740,874	617,238	20.03
+ Income tax and Social Contribution tax	355,961	299,442	18.87
+ Net financial revenue (expenses)	277,581	151,586	83.12
+ Amortization	202,491	184,140	9.97
= EBITDA	1,576,907	1,252,406	25.91

Consolidated Ebitda was 25.91% higher, year-on-year, mainly due to revenue 37.77% higher (this in turn had a large component of revenue from transactions on the CCEE — the wholesale market), partially offset by operational costs and expenses 28.60% higher (excluding the effects of depreciation and amortization).  Ebitda margin was 36.42% in 2Q13, and 33.74% in 2Q14.

DEBT

Cemig’s consolidated total debt at June 30, 2014 was R$ 11.554 billion, 22.17% less than at December 31, 2013.

Debt – with IFRS 10
R$ bn

9.457
11.554
22%
31/12/2013
30/06/2014

Debt – without IFRS 10
R$ bn

15.410
17.929
16%
31/12/2013
30/06/2014

Net debt with IFRS 10

6.232
8.286
33%
31/12/2013
30/06/2014

Net debt without IFRS 10

11.128
13.631
22%
31/12/2013
30/06/2014

Debt of Cemig GT

4.093
5.522
35%
31/12/2013
30/06/2014

Debt of Cemig D

5.248
5.930
13%
31/12/2013
30/06/2014

ACQUISITIONS

Strategy: creation of Gás Natural Brasileiro (“GNB”)

On June 16, 2014, Cemig signed agreements with Gas Natural Fenosa (“GNF”) — an international company operating in gas and electricity — formalizing an association for the creation of the company Gás Natural do Brasil S.A. (“GNB”), which will be a platform for consolidation of assets, and investment, in natural gas projects.

As part of the strategy of creation of the new company, on July 21, 2014 Cemig signed a share purchase agreement with Petrobras (Petróleo Brasileiro S.A.) (‘the Share Purchase Agreement’) for acquisition of the 40% equity interest held by the Petrobras subsidiary Gaspetro in Gasmig (Companhia de Gás de Minas Gerais). This has been approved by the Board of Directors of Cemig.

The amount to be paid for the acquisition is R$ 600 million. The transaction is subject to certain usual conditions precedent, including approval by the Brazilian monopolies authority (Conselho Administrativo de Defesa Econômica — CADE), and consent from the State of Minas Gerais, the grantor of Gasmig’s gas distribution concession.

http://cemig.infoinvest.com.br/ptb/11576/FatoRelevante_Aumento_Participao_Gasmig_por.pdf

Interests in wind farms

Cemig Geração e Transmissão S.A. (“Cemig GT”) signed agreements with Renova Energia S.A. (‘Renova’) to acquire a 50% interest in the project to build 25 wind farms with total installed generation capacity of 676.2 MW in the municipality of Jacobina, in the Brazilian State of Bahia — ‘the Jacobina Project’. The option to participate in this project was a condition of the winning tender in the auction held by Renova Comercializadora and won by Cemig GT on February 7, 2014.

The value of the acquisition will be a maximum of R$ 113,450 (one hundred thirteen million four hundred fifty thousand Reais), which refers to 50% of the amounts of the advances on contracts already signed by Renova, with monetary updating by the variation resulting from application of the CDI Rate (the Brazilian Interbank CD rate) from the date of disbursement by Renova up to the date of payment by Cemig. From the date of the acquisition, Cemig and Renova will share the future investment in the Jacobina Project in the proportion of their equity ownership in the company.

http://cemig.infoinvest.com.br/ptb/11570/FatoRelevante_ParticipaoZeus_por.pdf

DIVIDENDS

Cemig’s dividend policy is that 50% of the net profit will be distributed as obligatory dividend to the Company’s stockholders, subject to the other provisions of the By-laws, and the applicable legislation; and the balance, after any retention specified in a capital and/or investment budget prepared by Cemig’s management, which complies with the Long-term Strategic Plan and the dividend policy stated in it, and has been duly approved, will be applied to constitute a profit reserve to be used for distribution of extraordinary dividends, up to the maximum limit specified by law.

Without prejudice to the obligatory dividend, every two years Cemig will use this profit reserve for distribution of extraordinary dividends, up to the limit of available cash.

Cemig’s Board of Directors may declare interim dividends, in the form of Interest on Equity, on account of retained earnings, profit reserves or profit reported in half-yearly or interim balance sheets.

The table below shows the history of our distribution of stockholder corporate action payments over the last five years.

Data of approval	Type	Amount (R$) per share
June 27, 2014	Extraordinary dividend	1.35
April 30, 2014	Dividend	0.89
December 05, 2013	Interest on Equity	0.55
April 30, 2013	Dividend	1.43
December 20, 2012	Interest on Equity	1.99
December 20, 2012	Extraordinary dividend	1.88
April 27, 2012	Dividend	1.90
December 9, 2011	Extraordinary dividend	1.25
April 29, 2011	Dividend	1.75
December 16, 2010	Extraordinary dividend	1.32
April 29, 2010	Dividend	1.50

Cemig’s dividend yield, shown below, illustrates its commitment to seek business strategies that ensure an adequate return for stockholders.

THE CEMIG GROUP’S PORTFOLIO OF GENERATION ASSETS

	CEMIG — Generation portfolio, MW*
Stage	Hydroelectric plants	Small hydroelectric plants	Wind power	Solar	Thermal	TOTAL
In operation	6,954	259	70	1	184	7,468
Under construction / contracted	1,177	29	153	1	—	1,360
In development	7,270	208	1,052	15	1,500	10,044
Total	15,400	497	1,274	17	1,684	18,872

*The figures refer only to the direct or indirect equity interest held by Cemig, on June 30, 2014.

Highlights of second quarter 2014:

Santo Antônio hydro plant:

• startup of two rotors,

• acquisition by Cemig of interest in SAAG

The Santo Antônio hydroelectric plant, in the municipality of Porto Velho, in Brazil’s northern state of Rondônia, comprises 50 generator rotors with total capacity of 3,568 MW, and average assured physical offtake of 2,424 MW. Currently 28 of these units are in commercial operation — providing a total of approximately 2,000 MW. The other 22 generation units are under construction, with completion scheduled for July 2016.

On June 6, 2014 a transaction was completed to transfer 83% of the share capital of SAAG Investimentos to FIP Melbourne, in which Cemig GT and private pension fund entities are unit holders. SAAG Investimentos owns 12.4% of the Santo Antônio hydroelectric plan.

Cemig’s directly-held equity interest in the plant is 10%.

Belo Monte hydroelectric plant: under construction

The Belo Monte hydro plant, in the municipality of Altamira in the northern Brazilian state of Pará, comprises 24 generation rotors with total capacity for 11,233 MW. Its assured offtake power level is 4,571 average MW. The timetable for startup of the 24 rotor units covers the period February 2015 to January 2019. The sum of Cemig’s direct and indirect equity interests in the project is 8.12%.

Guanhães Energia: 4 Small Hydro Plants — under construction

The holding company Guanhães Energia has the authorization to build four small hydro plants (PCHs) in the municipalities of Virginópolis and Dores de Guanhães, in the state of Minas Gerais: Fortuna II (9 MW), Senhora do Porto (12 MW), Jacaré (9 MW)

and Dores de Guanhães (14 MW). The total installed capacity is thus 44 MW. The offtake power guarantee level is 25 average MW. Scheduled start dates for the four PCHs range from November 2014 through April 2015. Cemig has a total direct and indirect equity interest of 65.56%.

Alto Sertão II wind power complex — under construction

The Alto Sertão II wind complex comprises a group of 6 and a group of 9 wind farms, built under contracts won, respectively, at the ‘Reserve’ Auction (Leilão de Reserva, or LER) of 2010 and the ‘A—3’ Auction of 2011. They are in the state of Bahia in Brazil’s Northeast, with aggregate installed capacity of 386.1 MW, and guaranteed offtake level of 181.6 average MW. In a recent development, the start of the period for the 15 wind farms to start operation was postponed to coincide with the availability of the transmission lines for outflow of their production. The current forecasts for initial operation dates of the farms built under the results of the 2011 A—3 auction are between September 2014 and May 2015. Cemig owns an equity interest, held indirectly, of 7.10%.

The Alto Sertão III wind power complex — contracted

Alto Sertão III is a complex of 46 wind farms, also in the state of Bahia, which placed their output on the Free Market or the Regulated Market, at the A—5 auction of 2012 and the LER (‘Reserve’) Auction of 2013. They have aggregate installed capacity of 741.5 MW, and physical guarantee offtake level of 363.2 average MW. Scheduled startup dates of the 46 wind farms are over the period September 2015 through January 2017. Cemig has an indirectly held equity stake of 7.10%.

Wind farms contracted at the 2013 A—5 auction

A total of 17 wind farms in Bahia were contracted at the 2013 A—5 auction, for total installed generation capacity of 355.5 MW, and physical offtake guarantee level of 183.9 average MW. This supply was sold for an average price of R$ 118.75/MWh, undergoing monetary updating from January 2014. The scheduled date for start of commercial operation is May 2018. Cemig has an equity interest, held indirectly, of 7.10%.

Sale of contracted supply by Renova to Cemig GT in the Free Market — contracted

On March 21, 2014, Renova Energia placed a contract to sell supply of 295 average MW up to the year 2031. The total installed capacity involved is 676.2 MW, and Cemig GT owns an option to acquire a stockholding of up to 50%. Scheduled startup date for commercial operation is September 2018. Cemig has an indirectly held equity stake of 7.10%.

Sete Lagoas experimental solar plant — under construction

The experimental photovoltaic solar generation plant at Sete Lagoas, Minas Gerais, has installed capacity for 3.3 MWp. Works began in March 2013 and are scheduled for completion in December 2014.

FINANCIAL STATEMENTS SEPARATED BY COMPANY

FINANCIAL STATEMENTS SEPARATED BY COMPANY AT JUNE 30, 2014

	HOLDING COMPANY	CEMIG GT	CEMIG D	CEMIG TELECOM	SÁ CARVALHO	ROSAL	OTHER SUBSIDIARIES	ELIMINATIONS / TRANSFERS	TOTAL, SUBSIDIARIES	TAESA	LIGHT	MADEIRA	GASMIG	OTHER JOINTLY CONTROLLED SUBSIDIARIES	ELIMINATIONS/ TRANSFERS	SUBSIDIARIES AND JOINTLY- CONTROLLED SUBSIDIARIES
ASSETS	14,338,525	12,364,692	13,230,895	331,302	184,744	148,656	551,610	(8,415,176)	32,735,248	4,560,443	4,286,301	2,229,824	1,020,672	2,339,783	(5,927,657)	41,244,614
Cash and cash equivalents	500,860	867,549	535,070	27,048	7,644	8,128	42,478	—	1,988,777	139,612	517,814	30,758	62,441	92,545	—	2,831,947
Accounts receivable	—	1,060,057	1,787,961	—	5,472	3,592	34,583	(24,492)	2,867,173	89,332	532,433	23,423	62,436	32,336	(7,409)	3,599,724
Securities — cash investments	364,025	299,404	432,317	1,344	25,971	11,707	144,639	—	1,279,407	88,093	—	—	41,655	57,523	—	1,466,678
Taxes	488,338	117,729	1,548,891	28,203	558	102	1,974	—	2,185,795	299,980	317,958	7,951	55,404	7,095	—	2,874,183
Other assets	752,190	314,681	1,833,129	21,384	4,030	383	44,074	(482,345)	2,487,526	56,179	410,108	153,113	158,111	142,664	(296,285)	3,111,416
Investments / PP&E / Intangible / Financial Assets of Concession	12,233,112	9,705,272	7,093,527	253,323	141,069	124,744	283,862	(7,908,339)	21,926,570	3,887,247	2,507,988	2,014,579	640,625	2,007,620	(5,623,963)	27,360,666

LIABILITIES	14,338,525	12,364,692	13,230,895	331,302	184,744	148,656	551,610	(8,415,176)	32,735,248	4,560,443	4,286,301	2,229,824	1,020,672	2,339,783	(5,927,657)	41,244,614
Suppliers and supplies	6,784	247,160	1,194,008	17,054	6,159	4,544	6,662	(38,559)	1,443,812	20,780	348,265	58,118	39,920	25,212	(8,551)	1,927,556
Loans, financings and debentures	—	5,521,853	5,929,738	28,221	—	—	74,017	—	11,553,829	2,064,071	2,216,384	1,281,566	241,631	571,687	—	17,929,168
Interest on Equity, and dividends	1,331,673	385,302	—	—	30,013	18,794	20,205	(454,314)	1,331,673	2,771	128,931	—	1,094	42,686	(175,482)	1,331,673
Post-retirement liabilities	128,778	571,131	1,818,936	—	—	—	—	—	2,518,845	—	43	—	—	—	—	2,518,888
Taxes	20,847	496,437	1,161,898	10,153	40,014	1,430	30,872	—	1,763,651	662,090	242,057	32,270	56,499	37,348	—	2,793,915
Other liabilities	146,521	363,940	698,352	42,367	607	671	16,706	(13,969)	1,255,195	29,346	292,201	194,671	150,185	(26,565)	(19,862)	1,875,171
Stockholders’ equity	12,703,922	4,778,869	2,425,963	233,507	107,951	123,217	403,148	(7,908,334)	12,868,243	1,781,385	1,058,420	663,199	531,343	1,689,415	(5,723,762)	12,868,243

PROFIT AND LOSS ACCOUNT
Net operational revenue	160	4,530,266	4,840,189	57,411	28,511	22,707	173,067	(153,781)	9,498,530	277,157	1,278,231	109,275	395,066	107,914	(49,362)	11,616,811
Operational costs and expenses	(48,322)	(1,591,500)	(4,709,725)	(46,224)	(13,681)	(18,354)	(53,887)	148,128	(6,333,565)	(61,020)	(1,140,774)	(98,706)	(356,754)	(73,076)	28,631	(8,035,264)
Electricity purchased for resale	—	(766,790)	(2,761,716)	—	(6,999)	(11,193)	(27,048)	75,764	(3,497,982)	—	(823,888)	(52,972)	—	(8,069)	19,069	(4,363,842)
Charges for the use of the national grid	—	(131,123)	(258,837)	—	—	(1,401)	(2,673)	59,808	(334,226)	—	—	(18,443)	—	(2,597)	20,657	(334,609)
Gas bought for resale	—	—	—	—	—	—	—	—	—	—	—	—	(327,595)	—	—	(327,595)
Construction cost	—	(37,092)	(324,149)	—	—	—	—	—	(361,241)	(11,560)	(69,623)	—	—	(3,455)	—	(445,879)
Personnel	(19,787)	(147,403)	(422,119)	(6,417)	(648)	(780)	(2,731)	—	(599,885)	(19,973)	(53,456)	(2,762)	(7,955)	(21,723)	—	(705,754)
Employee profit shares	(7,756)	(30,113)	(97,679)	(717)	(66)	(77)	(1)	—	(136,409)	(2,718)	—	(400)	—	(98)	—	(139,625)
Post-retirement liabilities	(5,534)	(24,078)	(76,346)	—	—	—	—	—	(105,958)	—	—	—	—	—	—	(105,958)
Materials	(58)	(132,327)	(24,247)	(38)	(255)	(144)	(189)	—	(157,258)	(10,782)	(6,351)	(186)	(618)	(135)	—	(175,330)
Outsourced services	(8,372)	(67,266)	(341,886)	(10,894)	(1,903)	(1,580)	(10,466)	17,679	(424,688)	(10,736)	(68,848)	(3,191)	(2,029)	(13,730)	315	(522,907)
Royalties for use of water resources	—	(66,774)	—	—	(821)	(781)	(1,248)	—	(69,624)	—	—	(905)	—	(439)	—	(70,968)
Depreciation and amortization	(254)	(139,729)	(210,387)	(17,679)	(2,745)	(2,190)	(8,777)	(2,763)	(384,524)	(619)	(64,557)	(18,271)	(10,292)	(18,221)	(7,555)	(504,039)
Operational provisions	5,216	(8,273)	(43,752)	(12)	—	(2)	—	—	(46,823)	605	(25,922)	—	—	(306)	—	(72,446)
Other expenses, net	(11,777)	(40,532)	(148,607)	(10,467)	(244)	(206)	(754)	(2,360)	(214,947)	(5,237)	(28,129)	(1,576)	(8,265)	(4,303)	(3,855)	(266,312)
Operational profit before Equity gains (losses) and Financial revenue (expenses)	(48,162)	2,938,766	130,464	11,187	14,830	4,353	119,180	(5,653)	3,164,965	216,137	137,457	10,569	38,312	34,838	(20,731)	3,581,547
Gain (loss) in subsidiaries by equity method	1,837,088	(7,816)	—	(12,691)	—	—	900	(1,681,534)	135,947	438	(2,195)	—	—	30,929	(169,481)	(4,362)
Financial revenue	32,009	82,812	160,849	2,798	1,514	796	11,568	—	292,346	37,024	43,335	1,790	22,667	7,578	—	404,740
Financial expenses	(3,253)	(275,963)	(381,100)	(1,571)	(306)	(41)	(5,232)	—	(667,466)	(143,177)	(105,266)	(32,104)	(10,986)	(21,274)	—	(980,273)
Profit before income tax and Social Contribution tax	1,817,682	2,737,799	(89,787)	(277)	16,038	5,108	126,416	(1,687,187)	2,925,792	110,422	73,331	(19,745)	49,993	52,071	(190,212)	3,001,652
Income tax and Social Contribution tax	—	(945,268)	(93,943)	(3,668)	(5,990)	(1,028)	(30,187)	—	(1,080,084)	(42,601)	(33,730)	—	(17,265)	(4,377)	—	(1,178,057)
Deferred income tax and Social Contribution tax	8,960	18,326	116,835	(335)	557	10	902	—	145,255	15,251	7,697	359	—	(1,194)	—	167,368
Profit (loss) for the period	1,826,642	1,810,857	(66,895)	(4,280)	10,605	4,090	97,131	(1,687,187)	1,990,963	83,072	47,298	(19,386)	32,728	46,500	(190,212)	1,990,963

INFORMATION BY OPERATIONAL SEGMENT FOR JUNE 30, 2014

	ELECTRICITY
	GENERATION	TRANSMISSION	DISTRIBUTION	TELECOMS	GAS	OTHER	ELIMINATIONS	TOTAL
ASSETS OF THE SEGMENT	13,186,700	2,277,926	14,344,690	331,302	553,656	2,545,048	(504,074)	32,735,248
ADDITIONS TO THE SEGMENT	2,143,579	40,412	324,149	27,896	—	137,166	—	2,673,202

NET REVENUE	4,512,359	197,800	4,840,189	57,411		44,553	(153,782)	9,498,530
COST OF ELECTRICITY
Electricity purchased for resale	(812,030)	—	(2,761,716)	—		—	75,764	(3,497,982)
Charges for the use of the national grid	(135,058)	(139)	(258,837)	—		—	59,808	(334,226)
Total operational costs, Electricity and Gas	(947,088)	(139)	(3,020,553)	—	—	—	135,572	(3,832,208)

OPERATIONAL COSTS AND EXPENSES
Personnel	(98,465)	(50,366)	(422,119)	(6,417)	—	(22,518)	—	(599,885)
Employees’ and managers’ profit shares	(21,102)	(9,154)	(97,679)	(717)	—	(7,757)	—	(136,409)
Post-retirement liabilities	(16,778)	(7,300)	(76,346)	—	—	(5,534)	—	(105,958)
Materials	(130,849)	(2,051)	(24,247)	(38)	—	(73)	—	(157,258)
Outsourced services	(63,873)	(16,934)	(341,886)	(10,894)	—	(8,780)	17,679	(424,688)
Depreciation and amortization	(153,438)	—	(210,387)	(17,679)	—	(3,020)	—	(384,524)
Royalties for use of water resources	(69,624)	—	—	—	—	0	—	(69,624)
Operational provisions (reversals)	(5,760)	(2,515)	(43,752)	(12)	—	5,216	—	(46,823)
Construction costs	—	(37,092)	(324,149)	—	—	0	—	(361,241)
Other operational expenses, net	(30,447)	(11,111)	(148,607)	(10,467)	—	(14,846)	531	(214,947)
Total cost of operation	(590,336)	(136,523)	(1,689,172)	(46,224)	—	(57,312)	18,210	(2,501,357)

OPERATIONAL COSTS AND EXPENSES	(1,537,424)	(136,662)	(4,709,725)	(46,224)	—	(57,312)	153,782	(6,333,565)

Operational profit before Equity gains (losses) and Financial revenue (expenses)	2,974,935	61,138	130,464	11,187	—	(12,759)	—	3,164,965
Gain (loss) in subsidiaries by equity method	(6,917)	85,609	26,762	(12,691)	31,495	11,689	—	135,947
Financial revenues	68,118	25,043	160,849	2,798	—	35,538	—	292,346
Financial expenses	(159,512)	(121,878)	(381,100)	(1,571)	—	(3,405)	—	(667,466)
PRETAX PROFIT	2,876,624	49,912	(63,025)	(277)	31,495	31,063	—	2,925,792
Income tax and Social Contribution tax	(987,552)	12,052	(93,943)	(3,668)		(6,973)	—	(1,080,084)
Deferred income tax and Social Contribution tax	19,214	—	116,835	(335)		9,541	—	145,255
NET PROFIT (LOSS)	1,908,286	61,964	(40,133)	(4,280)	31,495	33,631	—	1,990,963

INFORMATION BY OPERATIONAL SEGMENT FOR JUNE 30, 2013

	ELECTRICITY
DESCRIÇÃO	GENERATION	TRANSMISSION	DISTRIBUTION Reclassified	TELECOMS	GAS	OTHER	ELIMINATIONS	TOTAL
ASSETS OF THE SEGMENT	9,150,530	3,678,040	13,498,820	330,427	547,480	3,271,921	(663,076)	29,814,142
ADDITIONS TO THE SEGMENT	375,172	(1,645,182)	421,826	—	—		—	(857,107)

NET REVENUE	2,516,681	106,987	4,544,307	55,775		47,165	(154,331)	7,116,584
COST OF ELECTRICITY
Electricity purchased for resale	(543,527)	—	(1,831,546)	—	—	(10)	90,755	(2,284,328)
Charges for the use of the national grid	(128,338)	(141)	(162,370)	—	—	—	46,375	(244,474)
Total operational costs, Electricity and Gas	(671,865)	(141)	(1,993,916)	—	—	(10)	137,130	(2,528,802)

OPERATIONAL COSTS AND EXPENSES
Personnel	(118,307)	(58,005)	(493,153)	(5,997)	—	(30,270)	—	(705,732)
Employees’ and managers’ profit shares	(18,641)	(9,014)	(37,333)	(676)	—	(5,919)	—	(71,583)
Post-retirement liabilities	(12,749)	(6,222)	(59,420)	—	—	(5,523)	—	(83,914)
Materials	(54,499)	(1,918)	(23,024)	(78)	—	(163)	—	(79,682)
Outsourced services	(63,370)	(13,935)	(361,112)	(9,829)	—	(6,208)	15,451	(439,003)
Depreciation and amortization	(155,727)	—	(213,116)	(15,304)	—	(2,978)	—	(387,125)
Royalties for use of water resources	(62,853)	—	—	—	—	—	—	(62,853)
Operational provisions (reversals)	(5,972)	(2,929)	(73,423)	(17)	—	(30,957)	—	(113,298)
Construction costs	—	(43,579)	(421,826)	—	—	—	—	(465,405)
Other operational expenses, net	(29,521)	(9,149)	(108,905)	(8,950)	—	(22,323)	1,750	(177,098)
Total cost of operation	(521,639)	(144,751)	(1,791,312)	(40,851)	—	(104,341)	17,201	(2,585,693)

OPERATIONAL COSTS AND EXPENSES	(1,193,504)	(144,892)	(3,785,228)	(40,851)	—	(104,351)	154,331	(5,114,495)

Operational profit before Equity gains (losses) and Financial revenue (expenses)	1,323,177	(37,905)	759,079	14,924	—	(57,186)	—	2,002,089
Gain (loss) in subsidiaries by equity method	(1,024)	124,583	6,854	(8,753)	39,403	89,519	—	250,582
Gain (loss) on sale of shares in TBE	—	(94,080)	—	—	—	378,378	—	284,298
Unrealized profit	—	—	—	—	—	(80,959)	—	(80,959)
Financial revenues	43,815	12,113	145,764	2,156	—	78,991	—	282,839
Financial expenses	(142,557)	(118,158)	(310,566)	(2,119)	—	(24,561)	—	(597,961)
PRETAX PROFIT	1,223,411	(113,447)	601,131	6,208	39,403	384,182	—	2,140,888
Income tax and Social Contribution tax	(456,139)	91,426	(124,683)	(3,732)	—	(91,852)	—	(584,980)
Deferred income tax and Social Contribution tax	39,602	(8,315)	(77,414)	(1,257)	—	(25,939)	—	(73,323)
NET PROFIT (LOSS)	806,874	(30,336)	399,034	1,219	39,403	266,391	—	1,482,585

Transmission: Annual Permitted Revenue (‘RAP’)

Resolução Homologatoria ANEEL - nº 1559/2013*

			Cemig
Receita Anual Permitida -	RAP	% Cemig	Consolidado	Cemig GT

Taesa		42,38%		834.801.871
ETEO	138.821.046	100,00%	58.832.359
ETAU	34.233.842	52,58%	7.628.465
NOVATRANS	410.285.116	100,00%	173.878.832
TSN	385.688.466	100,00%	163.454.772
GTESA	7.020.998	100,00%	2.975.499
PATESA	16.862.257	100,00%	7.146.225
Munirah	28.801.740	100,00%	12.206.178
Brasnorte	19.815.772	38,67%	3.247.477
Abengoa
NTE	120.846.985	100,00%	51.214.952
STE	64.484.461	100,00%	27.328.514
ATEI	117.617.545	100,00%	49.846.316
ATEII	179.036.270	100,00%	75.875.571
ATEIII	88.907.345	100,00%	37.678.933
TBE
EATE	339.625.778	49,98%	71.937.916
STC	32.009.160	39,99%	5.424.836
Lumitrans	21.013.276	39,99%	3.561.280
ENTE	177.715.565	49,99%	37.650.397
ERTE	39.891.971	49,99%	8.451.418
ETEP	77.375.558	49,98%	16.389.322
ECTE	75.000.117	19,09%	6.067.766
EBTE	36.697.741	74,49%	11.585.059
ESDE ***	5.396.285	49,97%	1.142.787
ESTE ***	15.784.209	19,09%	1.276.996
Cemig GT	167.520.066	100,00%	167.520.066	167.520.066
Cemig Itajuba	32.373.715	100,00%	32.373.715	32.373.715
Centroeste	13.735.420	51,00%	7.005.064
Transirapé	17.809.759	24,50%	4.363.391
Transleste	32.211.700	25,00%	8.052.925
Transudeste	19.965.117	24,00%	4.791.628
Light	7.058.788	32,47%	2.291.988
Transchile**	18.748.407	49,00%	9.186.720
RAP TOTAL CEMIG			1.070.387.369	1.034.695.652

* Receitas anuais permititidas com vigência entre 1º de julho de 2013 e 30 de junho de 2014.

** A receita de transmissão da Transchile é dada em Dólar Norte Americano e é corrigida, anualmente, de acordo com o Decreto Nº 163 (http://www.cne.cl/images/stories/normativas/otros%20niveles/electricidad/DOC65_-_decreto163obrasurgentes.pdf). Para o ano de 2013 (de janeiro a dezembro) a receita de transmissão orçada para a empresa foi da ordem de US$ 8.462.000,00. Na elaboração desta tabela foi utilizado o câmbio do dia 30/06/2013 de R$ 2,2156/US$ para a transformação da receita em termos de Reais.

*** Pré - Operacionais

Generating plants

					Energia
				Capacidade	Assegurada (MW
Usina	Tipo	Empresa	Participação	Instalada (MW) *	Médio) *	Vencimento
Aimorés	Hidroelétrica	Cemig GT	49%	161,70	84,28	20/12/2035
Camargos	Hidroelétrica	Cemig GT	100%	46,00	21,00	08/07/2015
Emborcação	Hidroelétrica	Cemig GT	100%	1.192,00	497,00	23/07/2025
Funil	Hidroelétrica	Cemig GT	49%	88,20	43,61	20/12/2035
Igarapava	Hidroelétrica	Cemig GT	15%	30,45	19,72	30/12/2028
Itutinga	Hidroelétrica	Cemig GT	100%	52,00	28,00	08/07/2015
Irapé	Hidroelétrica	Cemig GT	100%	360,00	206,30	28/02/2035
Jaguara	Hidroelétrica	Cemig GT	100%	424,00	336,00	28/08/2013
Miranda	Hidroelétrica	Cemig GT	100%	408,00	202,00	23/12/2016
Nova Ponte	Hidroelétrica	Cemig GT	100%	510,00	276,00	23/07/2025
Porto Estrela	Hidroelétrica	Cemig GT	33%	37,33	18,60	10/07/2032
Queimado	Hidroelétrica	Cemig GT	83%	86,63	47,85	02/01/2033
Salto Grande	Hidroelétrica	Cemig GT	100%	102,00	75,00	08/07/2015
São Simão	Hidroelétrica	Cemig GT	100%	1.710,00	1.281,00	11/01/2015
Três Marias	Hidroelétrica	Cemig GT	100%	396,00	239,00	08/07/2015
Volta Grande	Hidroelétrica	Cemig GT	100%	380,00	229,00	23/02/2017
Anil	PCH	Cemig GT	100%	2,08	1,16	08/07/2015
Bom Jesus do Galho	PCH	Cemig GT	100%	0,36	0,13	—
Cajuru	PCH	Cemig GT	100%	7,20	3,48	08/07/2015
Gafanhoto	PCH	Cemig GT	100%	14,00	6,68	08/07/2015
Jacutinga	PCH	Cemig GT	100%	0,72	0,47	—
Joasal	PCH	Cemig GT	100%	8,40	5,20	08/07/2015
Lages	PCH	Cemig GT	100%	0,68	0,54	24/06/2010
Luiz Dias	PCH	Cemig GT	100%	1,62	0,94	19/08/2025
Marmelos	PCH	Cemig GT	100%	4,00	2,88	08/07/2015
Martins	PCH	Cemig GT	100%	7,70	2,52	08/07/2015
Paciência	PCH	Cemig GT	100%	4,08	2,36	08/07/2015
Pandeiros	PCH	Cemig GT	100%	4,20	1,87	22/09/2021
Paraúna	PCH	Cemig GT	100%	4,28	1,90	—
Peti	PCH	Cemig GT	100%	9,40	6,18	08/07/2015
Pissarrão	PCH	Cemig GT	100%	0,80	0,55	19/11/2004
Piau	PCH	Cemig GT	100%	18,01	13,53	08/07/2015
Poço Fundo	PCH	Cemig GT	100%	9,16	5,79	19/08/2025
Poquim	PCH	Cemig GT	100%	1,41	0,58	08/07/2015
Rio de Pedra	PCH	Cemig GT	100%	9,28	2,15	19/09/2024
Salto Morais	PCH	Cemig GT	100%	2,39	0,74	01/07/2020
Santa Marta	PCH	Cemig GT	100%	1,00	0,58	08/07/2015
São Bernardo	PCH	Cemig GT	100%	6,82	3,42	19/08/2025
Sumidouro	PCH	Cemig GT	100%	2,12	0,93	08/07/2015
Tronqueiras	PCH	Cemig GT	100%	8,50	4,14	08/07/2015
Xicão	PCH	Cemig GT	100%	1,81	0,61	19/08/2025
Igarapé	Termoelétrica	Cemig GT	100%	131,00	71,30	13/08/2024
Baguari	Hidroelétrica	Subsidiária Cemig GT	34%	47,60	27,27	15/08/2041
Santo Antônio	Hidroelétrica	Subsidiária Cemig GT	10%	48,71	49,84	12/06/2046
Praias de Parajuru	Eólica	Subsidiária Cemig GT	49%	14,11	4,11	24/09/2032
Praia de Morgado	Eólica	Subsidiária Cemig GT	49%	14,11	6,47	26/12/2031
Volta do Rio	Eólica	Subsidiária Cemig GT	49%	20,58	9,02	26/12/2031
Cachoeirão	PCH	Subsidiária Cemig GT	49%	13,23	8,02	25/07/2030
Paracambi	PCH	Subsidiária Cemig GT	49%	12,25	9,57	—
Pipoca	PCH	Subsidiária Cemig GT	49%	9,80	5,83	10/09/2031
Santa Luzia	PCH	Subsidiária Cemig GT	100%	0,70	0,23	25/02/2026
Capim Branco I	Hidroelétrica	Cemig Holding	21%	50,53	32,63	29/08/2036
Capim Branco II	Hidroelétrica	Cemig Holding	21%	44,21	27,58	29/08/2036
Rosal	Hidroelétrica	Cemig Holding	100%	55,00	30,00	08/05/2032
Sá Carvalho	Hidroelétrica	Cemig Holding	100%	78,00	58,00	01/12/2024
Ipatinga	Termoelétrica	Cemig Holding	100%	40,00	40,00	13/12/2014
Barreiro	Termoelétrica	Cemig Holding	100%	12,90	11,37	30/04/2023
Machado Mineiro	PCH	Cemig Holding	100%	1,72	1,14	08/07/2025
Pai Joaquim	PCH	Cemig Holding	100%	23,00	2,41	01/04/2032
Salto do Paraopeba	PCH	Cemig Holding	100%	2,46	—	04/10/2030
Salto do Passo Velho	PCH	Cemig Holding	100%	1,80	1,48	04/10/2030
Salto Voltão	PCH	Cemig Holding	100%	8,20	6,63	04/10/2030

* Installed capacity and physical guarantee levels are in the Cemig quota.

Appendices

Electricity losses in 1Q14

One of Cemig D’s strategic objectives is to control the levels of electricity losses — and the Company has a structure dedicated for this purpose: the Distribution Losses Measurement and Control Management Unit. Success in this objective is monitored monthly by the Company’s Total Distribution Losses Index (IPTD). The result in 1Q14 was 11.21%, which compares with a regulatory target of 10.48% by the end of 2017. Note that in deciding the regulatory target, during the third Tariff Review Cycle, the regulator, Aneel, made significant changes in the methods of calculation of technical losses, imposing limits that are extremely challenging for Cemig D. Total losses comprise technical plus non-technical losses. The indicators of measurement are the PPTD and the PPNT, respectively. The projected result for the PPTD in 1Q14 was 9.21%, which compares with a regulatory target of 7.84%; and the projected result for the PPNT was 2.00%, for a regulatory target of 2.64%.

In non-technical losses, Aneel uses amounts for the low-voltage market. Considering this, the result of the PPNT in relation to the low-voltage invoice market in 1Q14 was 5.55%, compared to a regulatory target of 7.63% (in other words the result was 27% below the limit set by the Regulator).

Tables for Cemig D (R$ million)

	GWH (half-year)
Electricity purchased for resale	22014	2013
Supply from Itaipu Binacional	3,098	4,153
Proinfa program	295	299
Nuclear Energy Quota Contracts (Angra I and II Plants)	546	549
Physical Guarantee Quota Contracts	3,544	3,542
‘Bilateral contracts’ prior to Law 10848/2004	858	854
Electricity acquired in Regulated Market auctions	6,051	5,633
Electricity settled in short-term market (CCEE)	2,082	490
TOTAL ELECTRICITY PURCHASED	16,474	15,520

CEMIG D Market

	(GWh)			GW
Quarter	Captive Consumers	TUSD ENERGY1	T.E.D2	TUSD PICK3
2Q12	5,969	5,127	11,096	26
3Q12	6,166	5,274	11,441	24
4Q12	6,093	5,149	11,242	26
1Q13	6,170	4,586	10,756	28
2Q13	6,374	4,867	11,241	28
3Q13	6,486	5,017	11,503	29
4Q13	6,615	4,975	11,591	29
1Q14	6,744	4,464	11,208	29
2Q14	6,646	4,485	11,132	29

(1) Refers to the quantity of electricity for calculation of the regulatory charges charged to free consumer clients (“Portion A”)

(2) Total electricity distributed

(3) Sum of the demand on which the TUSD is invoiced, according to demand contracted (“Portion B”).

Operating Revenues	2Q14	2Q13	Change%
Sales to end consumers	2,908	2,435	19
TUSD	217	230	(5)
Energy Transactions in the CCEE	—	67	—
Construction revenue	189	235	(20)
Subtotal	3,314	2,967	12
Others	291	185	57
Subtotal	3,605	3,152	14
Deductions	(1,007)	(866)	16
Net Revenues	2,597	2,286	14

Operating Expenses	2Q14	2Q13	Change%
Purchased Energy	1,462	1,039	41
Personnel/Administrators/Councillors	218	182	20
Depreciation and Amortization	106	106	1
Charges for Use of Basic Transmission Network	125	85	46
Contracted Services	177	203	(13)
Forluz — Post-Retirement Employee Benefits	38	30	28
Materials	12	12	—
Operating Provisions	31	52	(40)
Cost from Operation	189	235	(20)
Other Expenses	70	56	24
Employee Participation	59	—	—
Total	2,487	2,001	24

Statement of Results	2Q14	2Q13	Change%
Net Revenue	2,597	2,286	14
Operating Expenses	2,487	2,001	24
EBIT	111	285	(61)
EBITDA	217	390	(44)
Financial Result	(205)	(81)	154
Provision for Income Taxes, Social Cont & Deferred Income Tax	29	(67)	—
Net Income	(65)	138	(147)

Tables for Cemig GT (R$ million)

Operating Revenues	2Q14	2Q13	Change%
Sales to end consumers	825	624	32
Supply	1,329	625	113
Revenues from Trans. Network + Transactions in the CCEE	151	117	29
Construction revenue	24	26	(9)
Others	68	6	1,044
Subtotal	2,397	1,398	71
Deductions	(331)	(308)	7
Net Revenues	2,067	1,090	90

Operating Expenses	2Q14	2Q13	Change%
Personnel/Administrators/Councillors	74	66	13
Employee Participation	17	14	18
Forluz — Post-Retirement Employee Benefits	12	9	27
Materials	4	2	63
Raw Materials and Supplies Energy Production	88	9	904
Contracted Services	32	40	(21)
Depreciation and Amortization	80	71	12
Royalties	27	27	(1)
Operating Reserves	5	4	—
Charges for Use of Basic Transmission Network	66	62	6
Purchased Energy	411	299	37
Construction Cost	24	26	(9)
Losses on disposal of EBTE	—	94	—
Other Expenses	25	20	26
Total	864	744	16

Statement of Results	2Q14	2Q13	Change%
Net Revenue	2,067	1,090	90
Operating Expenses	864	744	16
EBIT	1,202	346	248
Equity equivalence results	(9)	38	—
EBITDA	1,273	455	180
Financial Result	(95)	(97)	(2)
Provision for Income Taxes, Social Cont & Deferred Income Tax	(371)	(94)	294
Net Income	727	192	278

Tables for Cemig Consolidated (R$ million)

Energy Sales (Consolidated)	2Q14	2Q13	Change%
Residential	2,460	2,383	3
Industrial	6,526	5,684	15
Commercial	1,576	1,503	5
Rural	845	702	20
Others	826	843	(2)
Subtotal	12,233	11,116	10
Own Consumption	9	9	6
Supply to other Dealers	3,245	3,776	(14)
TOTAL	15,487	14,901	4

Energy Sales	2Q14	2Q13	Δ %
Residential	1,291	1,132	14
Industrial	1,205	979	23
Commercial	695	584	19
Rural	227	171	33
Others	272	239	13
Electricity sold to final consumers	3,690	3,106	19
Unbilled Supply, Net	53	(24)	—
Supply	441	452	(2)
TOTAL	4,185	3,533	18

Operating Revenues	2Q14	2Q13	Change%
Sales to end consumers	3,690	3,106	19
TUSD	218	220	(1)
Supply + Transactions in the CCEE	1,434	689	108
Revenues from Trans. Network	133	116	15
Construction revenue	212	261	(19)
Others	351	247	42
Subtotal	6,102	4,639	32
Deductions	(1,364)	(1,200)	14
Net Revenues	4,738	3,439	38

Operating Expenses	2Q14	2Q13	Change%
Personnel/Administrators/Councillors	305	263	16
Employee Participation	79	16	404
Forluz — Post-Retirement Employee Benefits	53	42	26
Materials	105	24	341
Contracted Services	219	249	(12)
Purchased Energy	1,869	1,302	44
Depreciation and Amortization	202	184	10
Royalties	28	29	(1)
Operating Provisions	42	71	(41)
Charges for Use of Basic Transmission Network	165	128	29
Cost from Operation	212	261	(19)
Other Expenses	105	90	16
TOTAL	3,384	2,658	27

Financial Result Breakdown	2Q14	2Q13	Change%
Financial revenues	40	144	(72)
Revenue from cash investments	86	71	21
Arrears penalty payments on electricity bills	43	50	(14)
Gains on financial instruments	—	1	—
Updating to present value	(4)	2	—
Exchange rate	12	—	—
Monetary updating of the Financial Assets of the Concession	(113)	—	—
Other	16	20	(20)
Financial expenses	(317)	(296)	7
Costs of loans and financings	(201)	(159)	26
Exchange rate	(2)	(10)	(82)
Monetary updating — loans and financings	(69)	(58)	17
Monetary updating — paid concessions	—	(4)	—
Charges and monetary updating on Post-employment obligations	(29)	(23)	22
Other	(17)	(41)	(58)
Financial revenue (expenses)	(278)	(152)	82

Statement of Results	2Q14	2Q13	Change%
Net Revenue	4,738	3,439	38
Operating Expenses	3,384	2,658	27
EBIT	1,353	781	73
Results of Equity Income	21	84	(75)
Unrealized profits on gain on sale of investments	—	(81)	—
Gain on sale of Investments	—	284	—
EBITDA	1,577	1,252	26
Financial Result	(278)	(152)	82
Provision for Income Taxes, Social Cont & Deferred Income Tax	(356)	(299)	19
Net Income	741	617	20

Cash Flow Statement	1H14	1H13	Change%
Cash at beginning of period	2,202	1,919	15
Cash generated by operations	2,183	1,940	13
Net income	1,991	1,483	34
Depreciation and amortization	385	387	(1)
Aquisition of jointly-controlled subsidiary, net of cash acquired	—	(284)	—
Passthrough from CDE	(136)	(251)	(46)
Equity gain (loss) in subsidiaries	(57)	605	—
Other adjustments	531	(3,478)	(115)
Loans, financings and debentures	3,129	2,443	28
Payments of loans and financings	1,062	(3,232)	(133)
Interest on Equity, and dividends	(3,660)	(2,688)	36
Payments of loans and financings	(2,928)	1,249	—
Redemption of the CRC account	—	2,466	—
Investments	(2,260)	1,352	—
Fixed and Intangible assets	(668)	(2,568)	(74)
Cash at end of period	1,988	1,630	22

BALANCE SHEETS (CONSOLIDATED) - ASSETS	06/30/2014	12/31/2013
CURRENT	7,355	6,669
Cash and cash equivalents	1,989	2,202
Securities	1,238	933
Consumers and traders	2,408	1,912
Concession holders — Transport of electricity	239	240
Financial assets of the concession	5	2
Tax offsetable	194	481
Income tax and Social Contribution tax recoverable	97	249
Traders — Transactions in “Free Energy”	43	43
Dividends receivable	130	17
Inventories	37	38
Passthrough from CDE (Energy Development Account)	558	175
Other credits	417	377
NON-CURRENT	25,380	23,144
Securities	41	90
Receivables Investment Fund	7	8
Deferred income tax and Social Contribution tax	1,368	1,221
Tax offsetable	381	382
Income tax and Social Contribution tax recoverable	146	177
Escrow deposits in legal actions	1,227	1,180
Consumers and traders	171	180
Other credits	117	83
Financial assets of the concession	6,308	5,841
Investments	8,179	6,161
PP&E	5,698	5,817
Intangible assets	1,737	2,004
TOTAL ASSETS	32,735	29,814

BALANCE SHEETS
LIABILITIES AND SHAREHOLDERS’ EQUITY	06/30/2014	12/31/2013
CURRENT	8,725	5,922
Suppliers	1,444	1,066
Regulatory charges	168	153
Profit shares	137	125
Taxes	470	499
Income tax and Social Contribution tax	25	35
Interest on Equity, and dividends, payable	1,332	1,108
Loans and financings	3,793	1,056
Debentures	664	1,182
Payroll and related charges	173	186
Post-retirement liabilities	146	138
Concessions payable	21	20
Other obligations	354	354
NON-CURRENT	11,141	11,253
Regulatory charges	193	193
Loans and financings	2,085	2,379
Debentures	5,012	4,840
Taxes	672	705
Income tax and Social Contribution tax	236	256
Provisions	287	306
Concessions payable	155	152
Post-retirement liabilities	2,372	2,311
Other obligations	129	111
STOCKHOLDERS’ EQUITY	12,869	12,639
Share capital	6,294	6,294
Capital reserves	1,925	1,925
Profit reserves	2,081	3,840
Adjustments to Stockholders’ equity	547	580
Retained earnings	2,021	—
TOTAL LIABILITIES	32,735	29,814

11. Summary of Principal Decisions of the 604th Meeting of the Board of Directors Held on August 14, 2014

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64  –  NIRE 31300040127

BOARD OF DIRECTORS

Meeting of August 14, 2014

SUMMARY OF PRINCIPAL DECISIONS

At its 604th meeting, held on August 14, 2014, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.              Appointment of Managers for SAESA and MESA.

2.              D&O (Directors’ and Officers’) third part liability insurance.

3.              Signature, with the federal government, through Aneel, of an amendment to the Concession Contract for the Irapé Hydroelectric Plant.

4.              Orientation of vote in the meeting of the Board of Directors of Taesa, on the increase in the share capital of Empresa Santos Dumont de Energia (ESDE), Lumitrans Companhia Transmissora de Energia Elétrica and STC – Sistema de Transmissão Catarinense S.A.

Av. Barbacena 1200   Santo Agostinho   30190-131   Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12. Market Announcement Dated August 14, 2014:  Judgment on Jaguara Plant concession adjourned further

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY  –  CNPJ 17.155.730/0001-64  –  NIRE 31300040127

MARKET ANNOUNCEMENT

Judgment on Jaguara Plant concession adjourned further

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002, as amended, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

Today (August 14, 2014) Brazil’s Higher Appeal Court (Superior Tribunal de Justiça, STJ) resumed its judgment on Application for Mandamus No. 20.432/DF, brought by Cemig GT for annulment of the decision of the Mining and Energy Ministry (MME) which had refused the Company’s application for extension of the concession for the Jaguara Hydroelectric Plant under its Concession Contract No. 007/97.

This judgment had been adjourned earlier this year at the request of Mr. Justice Mauro Campbell Marques, who had requested full sight of the papers in the case at the judgment session of the court on this matter on May 14, 2014.

Today he again requested further extension of time for analysis of the case. As a result the judgment is once again adjourned. No date has yet been set for resumption of the judgment.

The interim injunction that was previously granted, under which Cemig remains in control of the Jaguara plant, operating the public service under its concession contract, until the judgment of the case, remains in force.

Cemig will keep its stockholders and the market opportunely and appropriately informed on the progress of this case.

Belo Horizonte, August 14, 2014

Arlindo Porto Neto

Acting Chief Finance and Investor Relations Officer

Av. Barbacena 1200   Santo Agostinho   30190-131   Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.